Form 10-K405, Exhibit 13
period 1996-12-31
LCI INTERNATIONAL INC /VA/
filed 1997-03-18
CIK 899760

                                                                    EXHIBIT 13


                 Excerpt from 1996 Annual Report to Shareowners

LCI INTERNATIONAL, INC.
Selected Consolidated Financial Data
(In Millions, Except Revenue per MOU and Earnings per Common Share)


                                                       1996          1995          1994(A)        1993(A)        1992(A)
-------------------------------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA
Revenues                                            $  1,103.0     $   672.9      $   464.0      $   341.2      $   260.5
Operating Expenses                                       959.5         590.3          413.1          320.0          267.0
Operating Income                                         143.5          82.6           50.9           21.2           (6.5)
Income (Loss) Before Extraordinary Items                  74.8          50.8            6.8           (2.6)         (41.7)
Net Income (Loss)                                         74.8          50.8            6.8          (10.9)         (41.7)
Income (Loss) on Common Stock                       $     72.0     $    45.1      $     1.0      $   (13.0)     $   (46.9)

OPERATING DATA
Minutes of Use (MOUs)                                  8,159.1       4,862.6        3,288.4        2,270.4        1,677.2
Revenue per MOU                                     $   0.1245     $  0.1236      $  0.1226      $  0.1273      $  0.1263
EBITDA(B)                                           $    207.0     $   126.5      $    87.0      $    67.6      $    50.3

BALANCE SHEET DATA
Total Assets                                        $    950.0      $  773.4      $   469.7      $   359.8      $   323.6
Long-term Debt and Capital Lease Obligations             235.9         274.9          144.8           84.3          255.9
Redeemable Preferred Stock                                  --            --             --             --            4.1
Shareowners' Equity (Deficit)                       $    430.7      $  344.8      $   201.7      $   195.3      $   (38.0)

EARNINGS PER COMMON SHARE(C)
Income (Loss) per Share
     Before Extraordinary Items                     $     0.86      $   0.62       $   0.02      $   (0.10)     $   (1.33)
Extraordinary Loss per Share                                --            --             --          (0.18)            --
----------------------------------------------------------------------------------------------------------------------------
Income (Loss) per Share                             $     0.86   $      0.62    $      0.02      $   (0.28)    $    (1.33)
----------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES(C)                                       87.3          82.1           66.7           47.2           31.4

CASH DIVIDENDS PER SHARE                                    --            --             --             --             --

(A) Includes write-off of assets, loss contingency expenses and restructuring charges of $62.5 in 1994, $13.8 in 1993, and $24.4 in 1992.
(B) Earnings before interest, income taxes, depreciation and amortization (EBITDA) excludes nonrecurring charges discussed in note (A) above.
(C) Earnings per common share and weighted average number of common shares are presented on a fully diluted basis.

                 Excerpt from 1996 Annual Report to Shareowners


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

LCI International, Inc., together with its subsidiaries (LCI or the Company), is a facilities-based, long-distance telecommunications carrier that provides a broad range of domestic and international telecommunications service offerings in all market segments: commercial, wholesale and residential/small business. The Company provides service to its customers through leased and owned digital fiber-optic facilities. Collectively, these facilities constitute the Company's network (the Network).

Historically, the Company has operated in the $80 billion long-distance telecommunications industry. The long-distance industry is highly competitive and is currently dominated by the three largest interexchange carriers: AT&T Corporation (AT&T), MCI Communications Corporation (MCI) and Sprint
Corporation (Sprint). In 1996, fewer than ten other publicly traded interexchange carriers, including the Company, had annual revenues exceeding $1 billion. The balance of the long-distance industry comprises several hundred smaller interexchange carriers. Recent legislative and regulatory activity is designed to create one telecommunications industry to encompass both long-distance and local telecommunications services. The local telecommunications industry is approximately $95 billion and is dominated by the seven Regional Bell Operating Companies (RBOCs) and GTE Communi-cations Corporation (GTE). The RBOCs and GTE have been granted the authority to provide Local Access Transport Area (interLATA) long-distance service outside their respective regions. The nature of competition in this combined industry is expected to change significantly as legislative and regulatory activities progress. The Company intends to provide combined local and long-distance services to compete in what is expected to be a $150 billion combined market.

While the revenue of long-distance telecommunications industry providers has grown between 5% and 8% annually in recent years, the Company has experienced 64%, 45% and 36% growth in revenues in 1996, 1995 and 1994, respectively, as well as 68%, 48% and 45% growth in the volume of switched minutes of use (MOUs) during the same periods. This growth has been primarily generated by internal growth in all service areas of the Company's business. The Company's residential/small business revenues grew in excess of 125%, 170% and 120% in 1996, 1995 and 1994, respectively, while international service revenues from all segments grew in excess of 100% in each of the same periods. Revenues from the Company's business segment exhibited overall growth rates of 45%, 28% and 31% in 1996, 1995 and 1994, respectively. The Company intends to continue expanding sales, marketing and promotional efforts across all customer segments, to expand its service lines and to provide local service.

The Company's ability to compete and grow is subject to changing industry conditions. Recent legislation and the resulting judicial and regulatory action have had a significant impact on the current industry environment. These changes will alter the nature and degree of competition in both the local and long-distance segments of the industry.

INDUSTRY ENVIRONMENT

LEGISLATIVE MATTERS

Telecommunications Act of 1996. In February 1996, the Telecommunications Act of 1996 (the Act) was passed by the United States Congress and signed into law by President Clinton. This comprehensive telecommunications legislation was designed to increase competition in the long-distance and local telecommunications industries. The legislation will allow the RBOCs to provide long-distance service in exchange for opening their local networks to competition. Under the legislation, the RBOCs can immediately provide interLATA long-distance service outside of their local-service territories. However, an RBOC must apply to the Federal Communications Commission (FCC) to provide long-distance services within any of the states in which the RBOC currently operates. The

                 Excerpt from 1996 Annual Report to Shareowners


RBOCs must satisfy several pro-competitive criteria before the FCC will approve an RBOC's request to provide in-region interLATA long-distance services. The legislation provides a framework for the Company and other long-distance carriers to compete with incumbent local exchange carriers (LECs) by reselling service of local telephone companies, interconnecting with LEC network facilities or building new local-service facilities.

Under the Act, a telecommunications provider can request initiation of interconnection/resale negotiations with a LEC. The Company is currently in formal negotiations with various LECs to reach local-service agreements and LCI intends to vigorously compete in the local-service market. Initially, the Company will provide local service to customers on a bundled resale basis. The Company's decision to sell unbundled services or to build local-service facilities is dependent on eco-nomic viability and favorable regulation.

REGULATORY MATTERS

Interconnection Order. In order to implement the Act, the FCC is required to undertake a variety of regulatory actions which can impact competition in the telecommunications industry. These regulatory actions include the adoption of a comprehensive order to implement policies, rules and procedures regarding local-service competition as required under the Act (Interconnection Order). The Interconnection Order establishes a minimum national framework for interconnection with LECs, the purchase of unbundled local network elements from LECs, local-service resale discounts and procedures by which agreements for the provision of local service through LECs are to be arbitrated. Several LECs, state regulatory agencies and other parties have appealed the FCC's Interconnection Order. The United States Court of Appeals for the Eighth Circuit issued a stay of the Interconnection Order, pending the outcome of the appeals. Because the legal outcome of these appeals is uncertain, the Company is unable to predict what impact the pending judicial proceedings will have on local-service competition or on RBOC provision of in-region interLATA long-distance services.

Geographic Rate Averaging. The FCC also released an order regarding rate averaging. Under the FCC's rate averaging order, the rates charged by all providers of interexchange telecommunications services to customers in rural and high-cost areas cannot be higher than the rates charged by such providers to their customers in urban areas. The Company is unable to predict how this order will affect its results of operations or financial position.

Access Charge Reform. In December 1996, the FCC proposed changes to access charges levied by LECs on long-distance service providers. These charges currently represent approximately one-half of the long-distance industry revenues. The FCC's intention is to require the charges for access services to be consistent with actual economic cost. The FCC has proposed two approaches for access charge reform: The first proposed solution is a market-based approach that relies on competitive pressure, while the second is a prescriptive approach which would involve FCC intervention. It is widely expected that material changes to current industry cost structures could result from these proceedings. The Company intends to actively participate in these proceedings. In light of the uncertainty regarding the FCC's ultimate actions in these proceedings, the Company is unable to predict what impact the pending proceedings will have on the Company's cost structure.

Local Service. The Company is involved in state regulatory proceedings in various states to secure approval to resell local service, which would enable the Company to provide combined local and long-distance services to existing and prospective customers. The Company has received approval to resell local service in 21 states (Alabama, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Iowa, Maryland, Michigan, Minnesota, Mississippi, Nevada, New York, Pennsylvania, South Carolina, Tennessee, Texas, Washington and Wisconsin) and the District of Columbia, and has applications for local-service authority pending in another seven states. The Company is currently reselling local telecommunications service in California, Illinois and New York.

INDUSTRY STRUCTURE

The current long-distance telecommunications market is highly competitive. Several of the Company's competitors are substantially larger and have substantially greater financial, technical and marketing resources. As the Company grows, it expects to face increased competition, particularly from AT&T, MCI and Sprint. The Company also competes with other interexchange carriers and resellers in various types of long-distance services.

                 Excerpt from 1996 Annual Report to Shareowners


The Company's growth is based on a marketing strategy that focuses on differentiating LCI through "Simple, Fair and Inexpensive" domestic and international telecommunications service offerings in all market segments. This strategic direction is supported by geographic expansion of sales presence and Network operating facilities, as well as expansion in sales channels, targeted service offerings to each market segment and selective acquisitions.

The principal competitive factors affecting the implementation of the Company's strategy are the industry environment as described above, pricing, efficient low-cost operations, customer service and diversity of services and features. The Company's pricing approach is to offer a simple, flat-rate pricing structure with rates generally below those of AT&T, MCI and Sprint. This pricing strategy is supported by a continuous focus on lowering the unit cost of the Company's cost of service, which enables the Company to competitively price its services. Recently, certain long-distance carriers have introduced flat-rate pricing programs whose impact on the Company has not yet been determined. The Company's ability to compete effectively will depend on maintaining high-quality, market-driven services at prices generally equal to or below those charged by its major competitors.

As a result of the passage of the Act and the effect of other regulatory matters discussed above, the structure of the industry is expected to change by facilitating the provision of local service by carriers other than LECs, while permitting RBOCs to provide interLATA long-distance service within their service territories. Consequently, the Company expects competition within the industry to increase in both the long-distance and local markets.

REVIEW OF OPERATIONS

The Company's revenues primarily consist of switched and private-line revenues. The Company's switched revenues are a function of switched MOUs and rate structure (rates charged per MOU), which in turn are based upon the Company's customer and service mix. Private-line revenues are a function of fixed rates that do not vary with usage. The Company's cost of services consists primarily of expenses incurred for origination, termination and transmission of calls through LECs and over the Company's Network, and the cost of transmission through other long-distance carriers. The Company's results of operations include the acquisition of Pennsylvania Alternative Communications, Inc. (PACE) from June 1, 1996, and the acquisitions of Teledial America, Inc. (Teledial America) and ATS Network Communications, Inc. (ATS) from January 1, 1996. For the comparative periods presented, the Company's results of operations include the acquisition of Corporate Telemanagement Group, Inc. (CTG) from September 1, 1995.

REVENUES

Total revenues increased 64% to $1.1 billion in 1996, from $672.9 million in 1995. Total revenues in 1995 increased 45% from $464.0 million in 1994. Revenues for all periods presented are reduced by estimated allowances for credits and uncollectible accounts (sales allowance).

Revenues from business customers increased approximately 45% during 1996 as compared to approximately 30% during both 1995 and 1994. Business revenues continue to represent more than half of the Company's total revenues. Residential/small business revenues increased in excess of 100% for all years presented. The residential/small business segment represented more than 30% of total revenues for 1996, as compared to approximately 20% for 1995 and 10% for 1994. Growth in international service revenues across all revenue service lines continued in excess of 100% for all years presented.

During the last half of 1996, several of the Company's competitors announced new flat-rate pricing plans or promotions for the residential market. LCI continues to believe that its Simple, Fair and Inexpensive marketing and service pricing approach is very competitive in retaining existing customers, as well as in obtaining new customers. As LCI's residential/small business base grows, however, the year-over-year growth rates are expected to decline from current reported growth rates.

The Company experienced a 1% increase year-over-year in revenue per MOU for both 1996 and 1995. Revenue per MOU is affected by several factors. Residential/small business and international revenues have a higher rate structure per MOU, and the Company's growth in these segments has favorably impacted revenue per MOU.

                 Excerpt from 1996 Annual Report to Shareowners


Factors placing downward pressure on revenue per MOU include competitive market conditions, a higher sales allowance for uncollectibles on the growing base of residential/small business revenues and a change in the mix of business volumes from switched services to dedicated access services. The Company's growth in various segments has changed its revenue mix and consequently impacts revenue per MOU. Changes in revenue per MOU are not necessarily indicative of the performance that can be expected in the Company's gross margin, both in total and as a percentage of revenue. The Company is committed to growing in all market segments, which have different rate structures and generate a variety of gross margins, but have similar operating margins.

The Company experienced an increase in its sales allowance in 1996 as a result of the growth in revenue and a shift in the customer mix toward the residential/small business service segment which, historically, has a higher uncollectible rate than the business revenue segment. This increase in sales allowance was also due to growth in specific geographic markets where the Company experienced a higher level of sales allowance than the Company's historical levels.

The Company uses a variety of channels to market its services. In addition to its internal sales force, the Company uses a combination of advertising, telemarketing and third-party sales agents. With respect to third-party sales agents, compensation for sales is paid to agents in the form of an ongoing commission based upon collected revenue attributable to customers identified by the agents. Service responsibilities, including billing and customer service functions for such customers, are performed by the Company. American Communications Network, Inc. (ACN), a nationwide network of third-party sales agents, continued to be the most successful of the Company's sales agents and accounted for a significant portion of the Company's residential/small business sales growth. In June 1996, the Company extended its contract with ACN through April 2011. In consideration for the contract extension, as well as exclusivity and non-compete provisions, the Company committed to make two payments on designated dates which will be amortized over the life of the contract. A portion of these payments is contingent on future performance by ACN. The agreement also contains a provision whereby ACN will receive a payment if there is a change in the control of the Company. In consideration for this change in control payment, the Company will receive a 31% reduction in the ongoing commission rates paid to ACN. The change in control payment is calculated based on a multiple of three times the average monthly collected revenue generated by customers identified by ACN. Average monthly collected revenue is calculated over a 24-month performance period subsequent to the change in control. The amount of this payment is therefore dependent upon ACN's level of performance during this period.


GROSS MARGIN

The Company's gross margin increased 67% to $460.7 million in 1996 from $276.7 million in 1995. Gross margin in 1995 increased 46% from $189.7 million in 1994. The following table provides information regarding gross margin:


       (In Millions)                   1996            1995            1994
       ------------------------------------------------------------------------

       Revenues                   $   1,103.0         $  672.9       $   464.0
       Cost of Services                 642.3            396.2           274.3
       ------------------------------------------------------------------------
       Gross Margin               $     460.7         $  276.7       $   189.7
       ------------------------------------------------------------------------
       Gross Margin %                    41.8%            41.1%           40.9%
       -------------------------------------------------------------------------

During 1996, 1995 and 1994, the gross margin as a percentage of revenue increased to 41.8%, 41.1% and 40.9%, respectively. The increase in gross margin as a percentage of revenue resulted from the net impact of several items. The Company experienced the positive impact of growth in residential/small business and international traffic, which provide higher gross margins. The improvements in Network efficiencies and lower access costs due to LEC rate reductions provided cost savings that also favorably impacted gross margin. The Network efficiencies resulted from integration of traffic from acquired companies onto the Network and improved application of Network optimization techniques. The favorable impacts on gross margin were partially offset by competitive pressures for lower pricing across all service lines and in some international markets. The net impact
                                       5

                 Excerpt from 1996 Annual Report to Shareowners


of all of these factors resulted in an overall improvement in the gross margin as a percentage of revenue.

The Company continues to evaluate strategies to reduce its cost of services. These strategies include using its embedded fiber-optic capacity, expanding its owned fiber-optic capacity and gaining access to fiber- optic and broadband capacity through contract negotiations or other arrangements with carriers. In addition, the Company continues to identify variable-cost network traffic that can be cost-effectively routed onto the Company's fixed-cost Network. Through these strategies, LCI plans to improve the reliability and efficiency of the Network and to continue to pursue opportunities to reduce its cost of services per MOU.



OPERATING EXPENSES AND OPERATING INCOME

The following table provides information regarding operating expenses and operating income:

(In Millions)                                                 1996            1995            1994
----------------------------------------------------------------------------------------------------

Gross Margin                                                 $  460.7     $    276.7      $   189.7
Selling, General and Administrative Expenses                    253.7          150.1          102.7
----------------------------------------------------------------------------------------------------
Earnings Before Interest, Income Taxes,
   Depreciation and Amortization (EBITDA)                       207.0          126.6           87.0
Depreciation and Amortization                                    63.5           44.0           36.1
----------------------------------------------------------------------------------------------------
Operating Income                                             $  143.5     $     82.6      $    50.9
----------------------------------------------------------------------------------------------------

As a Percent of Revenue:
Gross Margin                                                    41.8 %          41.1 %         40.9 %
Selling, General and Administrative Expenses                     23.0 %         22.3 %         22.1 %
----------------------------------------------------------------------------------------------------
EBITDA                                                           18.8 %         18.8 %         18.8 %
Depreciation and Amortization                                     5.8 %          6.5 %          7.8 %
Operating Income                                                 13.0 %         12.3 %         11.0 %
----------------------------------------------------------------------------------------------------

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 69% to $253.7 million in 1996 and increased 46% to $150.1 million in 1995 from $102.7 million in 1994. As a percentage of revenues, selling, general and administrative expenses were 23.0%, 22.3% and 22.1% for 1996, 1995 and 1994, respectively. The Company's selling, general and administrative expenses are impacted primarily by three expenses: payroll, commissions and billing services. Payroll expenses increased $37.5 million, $17.4 million and $13.5 million year-over-year for 1996, 1995 and 1994, respectively, due to an increase in the number of employees that resulted from the Company's acquisitions and expansion of the sales and customer support infrastructure. This growth in the payroll expense year-over-year was less than the corresponding growth in revenues for the same periods.

The growth in residential/small business revenue to more than 30% of the Company's customer base in 1996 was responsible for a significant portion of the growth in selling, general and administrative expenses during the past three years. Although the residential/ small business service line resulted in increased costs, it also provided a higher gross margin, allowing the Company to manage EBITDA to a consistent percentage of revenue.

The increase in selling, general and administrative expenses reflects, in part, the $35.3 million, $15.7 million and $5.5 million increase in commission expenses for the years ended December 31, 1996, 1995 and 1994, respectively, over the comparable prior periods. The growth in residential/small business revenue sold by third-party sales agents with an ongoing commission was the primary cause of the increase in commission expense. The costs incurred for commissions primarily replace other variable marketing and selling expenses for this revenue segment. Billing services expenses increased $14.6 million, $6.5 million and $2.7 million year-over-year for 1996, 1995 and 1994, respectively, primarily for residential/small business billing service expenses, which are performed by LECs. LEC billing costs declined year-over-year on a per-bill basis, but the increase in

                 Excerpt from 1996 Annual Report to Shareowners


residential/small business customers and the related revenue caused an overall increase in this expense year-over-year. Both commission and billing services expenses grew at a faster rate than total revenues due to the shift in customer mix toward residential/small business services.

The Company anticipates an incremental increase in selling, general and administrative expenses with the continued expansion of its geographic sales presence and its entrance into the local-services market. The Company also expects continued increases in selling, general and administrative expenses as a result of the growth in the residential/small business segment, which incurs higher proportional costs but also provides a higher gross margin than other segments.

DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense for 1996, 1995 and 1994 increased 44%, 22% and 10% year-over-year, respectively, due to the Company's increased capital expenditures to support its growth in revenues and volumes, as well as additional amortization expense from acquisitions. The growth in revenue has exceeded the growth in depreciation and amortization expense, which has caused depreciation and amortization expense as a percentage of revenues to decrease to 6% in 1996, from 7% in 1995 and 8% in 1994. The Company's revenue growth out-paced the growth in the cost of additional Network and other capital assets, due to LCI's ability to take advantage of improved technology with higher capacity at lower costs.

OPERATING INCOME. Operating income increased 74% to $143.5 million in 1996 and 62% to $82.6 million in 1995 from $50.9 million in 1994. As a percentage of revenues, operating income increased to 13%, 12% and 11% for the years ended December 31, 1996, 1995 and 1994, respectively, reflecting the management of the unit cost of services and selling, general and administrative expenses during a period of significant growth in revenues and MOUs.

OTHER (INCOME)EXPENSE, NET

Other income, net of other expenses, was $.3 million in 1996 compared to $.9 million in 1995. Other income, net for the year ended December 31, 1996, includes a gain on the sale of a wholly owned CTG subsidiary which provided service to non-strategic geographic locations. In 1995, other income included a gain related to the resolution of the STN Incorporated (STN) investment. In 1994, other expense, net, was $59.8 million, primarily a result of the nonrecurring charge of $62.5 million relating to the loss of the STN investments and accrued loss contingencies related to STN obligations.

INTEREST EXPENSE, NET

Interest expense, net of capitalized interest, increased to $28.8 million in 1996 from $16.3 million in 1995 and $8.8 million in 1994. Increased interest expense in 1996 was primarily the result of higher levels of outstanding debt and capital leases throughout 1996 as compared to 1995. The Company's acquisitions of Teledial America, ATS and PACE increased outstanding debt by $120 million in 1996. The proceeds from the sale of accounts receivable through the Accounts Receivable Securitization Program (Securitization Program), in the third and fourth quarters of 1996, were used to decrease the outstanding debt to $235.8 million at December 31, 1996. The Company's acquisitions and capital expenditures during 1995 increased outstanding debt and capital leases to $274.7 million at December 31, 1995, from $144.8 million at December 31, 1994. The effective weighted average interest rate on all indebtedness outstanding was 8.24% in 1996, as compared to 8.20% in 1995 and 7.35% in 1994. The Company expects lower interest rates due to the reduction of the outstanding balances under the Revolving Credit Facility (Credit Facility) for a full year in 1997.

INCOME TAXES

Income tax expense was $40.2 million and $16.4 million in 1996 and 1995, respectively, and a benefit of $24.5 million in 1994. Increased income tax expense resulted from an increase in the effective tax rate to 35% in 1996 from 24% in 1995 and the increase in income before income taxes for the year ended December 31, 1996 as

                 Excerpt from 1996 Annual Report to Shareowners


compared to the same period in 1995. The effective income tax rate was lower than the statutory rate in 1996 and 1995 and was a benefit in 1994, primarily due to the Company's expected utilization of available net operating losses
(NOLs). Previously generated NOLs for financial reporting purposes have been fully realized as of December 31, 1996. (See Note 10 to the Consolidated Financial Statements.)

PREFERRED DIVIDENDS

Preferred dividends were $2.8 million, $5.7 million and $5.8 million for 1996, 1995 and 1994, respectively, as a result of the dividend requirements on the Company's previously outstanding 5% Cumulative Convertible Exchangeable Preferred Stock (Preferred Stock). During 1996, nearly all of the 4.6 million shares of Preferred Stock outstanding at December 31, 1995 were converted into shares of the Company's Common Stock, par value $.01 per share (Common Stock). On September 3, 1996, the remaining shares of Preferred Stock were redeemed by the Company. The conversion of Preferred Stock will result in an annual savings of $5.8 million, based upon the original 4.6 million shares issued in August 1993.

NET INCOME AND EARNINGS PER COMMON SHARE

Net income increased to $74.8 million for 1996, $50.8 million for 1995 and $6.8 million for 1994. Income on common stock was $72.0 million, $45.1 million and $1.0 million for 1996, 1995 and 1994, respectively.

For the years ended December 31, 1996 and 1995, the earnings per common share were calculated as net income before preferred dividends divided by the weighted average number of common shares. For the year ended December 31, 1994, the earnings per common share were calculated as the income on common stock divided by the weighted average number of common shares. For the years ended December 31, 1996 and 1995, the weighted average number of common shares included the assumed conversion of any Preferred Stock then outstanding during any point in the period, into 12.1 million shares of Common Stock. For the years ended December 31, 1994, the assumed conversion of the Preferred Stock into Common Stock was excluded from the weighted average number of common shares as such stock was anti-dilutive. For all years presented, Common Stock equivalents were reflected in the weighted average number of common shares using the treasury stock method. (See Note 2 to the Consolidated Financial Statements.)

LIQUIDITY AND CAPITAL RESOURCES

LCI International, Inc. is a holding company and conducts its operations through its direct and indirect wholly owned subsidiaries. LCI SPC I, Inc.
(SPC) is a wholly owned subsidiary of LCI and facilitates the Securitization Program. Except in certain limited circumstances, SPC is subject to certain contractual prohibitions concerning the payment of dividends and the making of loans and advances to LCI. There are, however, no restrictions on the movement of cash within the remainder of the consolidated group, and the Company's discussion of its liquidity is based on the consolidated group. The Company measures its liquidity based on cash flow as reported in its consolidated statements of cash flow; however, the Company does use other operational measures, as outlined below, to manage its operations.

CASH FLOWS -- OPERATING ACTIVITIES

The Company provided $303.7 million of cash from operations, which includes the proceeds of $112.0 million from the Securitization Program for the year ended December 31, 1996. Cash provided from operations, excluding the proceeds from the Securitization Program, was $188.1 million, compared to $53.9 million and $38.1 million for 1995 and 1994, respectively. The increase in 1996, as well as in 1995 and 1994, is due to the significant growth in revenues and net income for the periods, as well as improved management of working capital and stronger cash collections during 1996 when compared to 1995 and 1994.

                 Excerpt from 1996 Annual Report to Shareowners


CASH FLOWS -- INVESTING ACTIVITIES

The Company has supported its growth strategy with both capital additions and acquisitions. In 1996, the Company spent $144.3 million in capital expenditures to acquire additional switching, transmission and distribution capacity, as well as to develop information systems support. Capital expenditures increased $47.0 million in 1996 when compared to 1995, and increased $31.3 million in 1995 when compared to 1994. The Company's acquisitions of Teledial America, ATS and PACE, as well as other intangible assets, resulted in the use of $124.6 million in cash for the year ended December 31, 1996. In 1995, the Company spent $66.4 million to acquire CTG and $97.3 million for capital additions. In 1994, the Company spent $7.9 million for acquisitions and $66.0 million for capital expenditures. The remaining investing activities in 1995 and 1994 reflect the payment for the investment in STN.

CASH FLOWS -- FINANCING ACTIVITIES

In 1996, financing activities used a net $34.8 million. During 1996, the Company experienced net borrowing of $70.7 million under its debt agreements, to fund its acquisitions and capital expenditures as discussed in investing activities, above. The net borrowings were offset by the $112.0 million in proceeds provided by the sale of accounts receivable pursuant to the Securitization Program, which were used to pay down outstanding balances under the Credit Facility. In 1995 and 1994, financing activities provided a net $121.8 million and $67.3 million, respectively, primarily from borrowings under the Credit Facility.

CAPITAL RESOURCES

In February 1996, the Company obtained a $700 million Credit Facility with a syndicate of banks, which allows the Company to borrow funds on a daily basis. As a result, the Company uses its available cash to reduce the balance of its Credit Facility and maintains no cash on hand. Under the Credit Facility, the Company had $215.0 million and $260.7 million outstanding and $10.0 million and $10.4 million reserved for letters of credit issued for various business matters, as of December 31, 1996 and 1995, respectively. As of December 31, 1996 and 1995, respectively, the Company had $475.0 million and $178.9 million available under the Credit Facility.

The amount that can be borrowed under the Credit Facility is subject to reduction based on the outstanding balance beginning June 30, 1998 until maturity on March 31, 2001. The interest rate on the debt outstanding is variable based on several indices. (See Note 5 to the Consolidated Financial Statements.) The weighted average interest rates on the debt outstanding under the Credit Facility were 6.09% and 6.88% on December 31, 1996 and 1995, respectively. The Credit Facility contains certain balance sheet, operating cash flow, capital expenditure and negative covenant requirements. As of December 31, 1996, the Company was in compliance with all covenants.

In September 1996, the Company entered into two separate discretionary line of credit agreements (Lines of Credit) with commercial banks for a total of $50 million. The Lines of Credit provide flexible short-term borrowing facilities at competitive rates. As of December 31, 1996, $8.0 million was outstanding on the Lines of Credit.

In August 1996, the Company entered into the Securitization Program to sell a percentage ownership interest in a defined pool of the Company's trade accounts receivable. The Company can sell an undivided interest in a designated pool of accounts receivable on an ongoing basis to maintain the participation interest up to the limit of $150 million. As of December 31, 1996, the pool of trade accounts receivable that was available for sale totaled approximately $120 million, and the amount of receivables sold totaled $112.0 million.

Although the Company believes it has sufficient operating cash flows and available borrowing capacity to fund its current operations and anticipated capital requirements, the Company continues to evaluate other sources of financing. The Company has filed a shelf registration statement with the Securities and Exchange Commission, which would allow the issuance of $300 million of debt and/or equity securities. The Company has not yet determined when or if any new capital financing will be completed.

                 Excerpt from 1996 Annual Report to Shareowners


CAPITAL REQUIREMENTS

During 1997, the Company expects that its non-binding commitment for capital expenditures (excluding acquisitions) will increase from the 1996 levels and are dependent on the Company's geographic and revenue growth. These capital requirements are primarily for switching and transmission facilities, technology platforms and information systems applications. In addition to its ongoing capital requirements, the Company entered into an agreement, in February 1997, to extend its Network. This commitment will extend the Company's fiber-optic network by over 3,100 route miles, and is expected to require capital expenditures of approximately $120 million, including equipment.

The Company has relied upon strategic acquisitions as one means of expanding its network, sales and service presence, and revenues across the country. The Company evaluates each potential acquisition to determine its strategic fit within the Company's growth, operating margin and income objectives. The Company expects to continue to actively explore potential acquisitions and may enter into discussions from time to time with potential acquisition candidates, but there can be no assurance that the Company will be able to enter into or complete acquisition agreements on acceptable terms.

In May 1996, the Company entered into two separate agreements with a third-party sales agent and an affiliated party to this agent. In consideration for the contract extensions, as well as exclusivity and non-compete provisions in the agreements, the Company has made and will make payments on various designated dates over several years in accordance with the two agreements. Certain of these payments are contingent upon achievement of defined performance measures. The Company believes that these payments, if required, can be funded by operations or borrowing capacity under the Credit Facility.

During 1996, the Company executed lease agreements for a new corporate headquarters and an additional facility for its operating subsidiaries. The agreement for the new corporate headquarters building is a three-year operating lease with a maximum residual guarantee payment at the end of the lease term. The agreement for the facility for the operating subsidiaries is a capital lease. Occupancy for the subsidiaries' facility will begin in mid-1997 and extend for a 15-year term. (See Note 6 to the Consolidated Financial Statements.)

COMMITMENTS AND CONTINGENCIES

The Company has agreements with certain interexchange carriers, LECs and third-party vendors to lease facilities for originating, terminating and transporting services. These agreements require the Company to maintain minimum monthly and/or annual billings based on usage. The Company has met and expects to continue to meet such minimum usage requirements. The third-party carriers include WorldCom Network Services, Inc. d/b/a WilTel, Sprint and MCI. In addition, the Company uses services provided by each RBOC, GTE and other smaller LECs. The Company currently has one significant contract with a third-party carrier. Subject to the ability of that carrier to meet the Company's operational requirements, the Company is obligated to use this carrier for a significant percentage of services that the Company provides through its leased facilities. The amounts payable under that contract, however, represent less than 10% of the Company's revenue on an annual basis. (See Note 7 to the Consolidated Financial Statements.) The Company has engineered its Network to minimize the impact on its customers of a service failure by any third-party carrier and has established contingency plans to reroute traffic as quickly as possible if a service failure by a third-party carrier should occur. Although most service failures that the Company has experienced have been corrected in a relatively short time period, a catastrophic service failure could interrupt the provision of service by both the Company and its competitors for a lengthy time period. The restoration period for a catastrophic service failure cannot be reasonably determined; however, neither the Company nor the industry has experienced a catastrophic service failure in its history.

The Company has been named as a defendant in various litigation matters. Management intends to vigorously defend these outstanding claims. The Company believes that it has adequate accrued loss contingencies and that current pending or threatened litigation matters will not have a material adverse impact on the Company's results of operations or financial condition. (See Note 7 to the Consolidated Financial Statements.)

                 Excerpt from 1996 Annual Report to Shareowners


FEDERAL INCOME TAXES

The Company generated significant NOLs in prior years that are available to reduce current cash requirements for income taxes. See Note 10 of the Consolidated Financial Statements for a discussion of the availability and utilization of the NOLs.

IMPACT OF INFLATION AND SEASONALITY

The Company does not believe that the relatively moderate levels of inflation that have been experienced in the United States in recent years have had a significant effect on its revenues or earnings.

The Company's long-distance revenue is subject to seasonal variations based on each segment. Use of long-distance services by commercial customers is typically lower on weekends throughout the year and in the fourth quarter, due to holidays. As residential revenues increase as a proportion of the Company's total revenues, the seasonal impact due to changes in commercial calling patterns will be reduced.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 -- SAFE HARBOR CAUTIONARY STATEMENT

This report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995 (the Reform Act). These forward-looking statements express the beliefs and expectations of management regarding LCI's future results and performance and include, without limitation, the following: statements concerning the Company's future outlook; the Company's plans to enter the local-service market; the effect of FCC and judicial rulings pertaining to the Telecommunications Act of 1996, local-service competition and RBOC entry into the long-distance market; the impact of marketplace competition on pricing strategies and rates; expected revenue growth; the cost reduction strategies and opportunities to expand the Network which may allow for increased gross margin; the expected future interest rates and interest savings from the Securitization Program; funding of capital expenditures and operations; the Company's beliefs regarding a catastrophic service failure; and other similar expressions concerning matters that are not historical facts.

Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the actual results, performance and/or achievements of the Company to differ materially from any future results, performance or achievements, expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such statement is qualified by reference to the following cautionary statements. In connection with the safe harbor provisions of the Reform Act, the Company's management is hereby identifying important factors that could cause actual results to differ materially from management's expectations including, without limitation, the following: increased levels of competition in the telecommunications industry, including RBOC entry into the interLATA long-distance industry and the impact on pricing; the ability of LCI's direct sales force and alternative channels of distribution to obtain new sales; the adoption and application of rules and regulations implementing the Act; the availability of leased capacity to support the Company's geographic expansion; the ability to negotiate appropriate local-service agreements with LECs; and other risks described from time to time in the Company's periodic filings with the Securities and Exchange Commission. The Company is not required to publicly release any changes to these forward-looking statements for events occurring after the date hereof or to reflect other unanticipated events.

OTHER MATTERS

ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

A new accounting pronouncement on accounting for transfers and servicing of financial assets was issued in 1996 and is effective for fiscal years beginning after December 15, 1996. As explained in Note 2 to the Consolidated Financial Statements, the Company does not expect any significant impact from the adoption of this pronouncement.

                 Excerpt from 1996 Annual Report to Shareowners


REPORT OF MANAGEMENT

The management of LCI International, Inc. is responsible for the preparation of all information, including the financial statements and related notes, included in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances, and include amounts based on the best judgment of management. Financial information included elsewhere in this Annual Report is consistent with these financial statements.

In recognition of its responsibility for the integrity and objectivity of data in the financial statements, management maintains a system of internal accounting controls. This system has been established to ensure, within reasonable limits, that assets are safeguarded, that transactions are properly recorded and executed in accordance with management's authorization and that accounting records provide a solid foundation from which to prepare the financial statements. The system is supported by an internal auditing function which assesses the effectiveness of internal controls and reports its findings to management throughout the year. It is recognized that no system of internal controls can detect and prevent all errors and irregularities. Management believes that the established system provides an acceptable balance between benefits to be gained and their related costs.

The Company's independent public accountants are engaged to express an opinion on the year-end financial statements. As part of their audit of the Company's 1996 financial statements, they considered the Company's system of internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

The Audit Committee of the Board of Directors meets regularly with the independent public accountants and management to review the work performed and to ensure that each is properly discharging its responsibilities. The independent public accountants have full and free access to the Audit Committee, without the presence of management, to discuss the results of their audits, internal accounting controls and financial reporting.

Joseph A. Lawrence                              Jeffrey H. VonDeylen
Senior Vice President -                         Corporate Controller
Finance and Development
and Chief Financial Officer

                 Excerpt from 1996 Annual Report to Shareowners


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF LCI INTERNATIONAL, INC.:

We have audited the accompanying consolidated balance sheets of LCI International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareowners equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LCI International, Inc. and subsidiaries, as of December 31, 1996 and 1995, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Arthur Andersen LLP
Washington, D.C.
February 6, 1997

                Excerpt from 1996 Annual Report to Shareowners

LCI International, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In Millions Except for Earnings per Common Share)



                                                                For the Year Ended December 31,
                                                               1996          1995            1994
-----------------------------------------------------------------------------------------------------
 REVENUES                                                    $ 1,103.0      $  672.9        $  464.0

 Cost of Services                                                642.3         396.2           274.3
-----------------------------------------------------------------------------------------------------
 GROSS MARGIN                                                    460.7         276.7           189.7

 Selling, General and Administrative Expenses                    253.7         150.1           102.7
 Depreciation and Amortization                                    63.5          44.0            36.1
-----------------------------------------------------------------------------------------------------
 OPERATING INCOME                                                143.5          82.6            50.9

 Other (Income) Expense, Net                                       (.3)          (.9)           59.8
 Interest Expense, Net                                            28.8          16.3             8.8
-----------------------------------------------------------------------------------------------------
 INCOME (LOSS) BEFORE INCOME TAXES                               115.0          67.2           (17.7)

 Income Tax Expense (Benefit)                                     40.2          16.4           (24.5)
-----------------------------------------------------------------------------------------------------
 NET INCOME                                                       74.8          50.8             6.8

 Preferred Dividends                                               2.8           5.7             5.8
-----------------------------------------------------------------------------------------------------
 INCOME ON COMMON STOCK                                      $    72.0      $   45.1        $    1.0
-----------------------------------------------------------------------------------------------------


 EARNINGS PER COMMON SHARE


 PRIMARY                                                     $    0.86      $   0.63        $   0.02
-----------------------------------------------------------------------------------------------------
 FULLY DILUTED                                               $    0.86      $   0.62        $   0.02
-----------------------------------------------------------------------------------------------------

 WEIGHTED AVERAGE NUMBER OF COMMON SHARES

 Primary                                                          87.3          81.0            65.5

 Fully Diluted                                                    87.3          82.1            66.7


The accompanying notes are an integral part of these statements.

                Excerpt from 1996 Annual Report to Shareowners

LCI International, Inc.
CONSOLIDATED BALANCE SHEETS
(In Millions)

                                                                                       December 31,
----------------------------------------------------------------------------------------------------------------
                                                                               1996                    1995
----------------------------------------------------------------------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Trade Accounts Receivable, Less Allowance for Doubtful Accounts
    of $23.4 and $9.8 for 1996 and 1995, Respectively                        $    85.2               $   161.6
 Current Deferred Tax Assets, Net                                                 48.9                    23.1
 Prepaids and Other                                                               16.4                    19.6
----------------------------------------------------------------------------------------------------------------
    Total Current Assets                                                         150.5                   204.3
----------------------------------------------------------------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT
 Fiber-Optic Network                                                             392.5                   357.3
 Technology Platforms, Equipment and Building Lease                              123.2                    90.8
 Less - Accumulated Depreciation and Amortization                               (171.8)                 (181.4)
----------------------------------------------------------------------------------------------------------------
                                                                                 343.9                   266.7
 Plant Under Construction                                                         58.9                    35.3
----------------------------------------------------------------------------------------------------------------
    Total Property, Plant and Equipment, Net                                     402.8                   302.0
----------------------------------------------------------------------------------------------------------------

 OTHER ASSETS
 Excess of Cost over Net Assets Acquired, Net of
    Accumulated Amortization of $25.8 and $16.8
    for 1996 and 1995, Respectively                                              350.5                   245.6
 Other, Net                                                                       46.2                    21.5
----------------------------------------------------------------------------------------------------------------
    Total Other Assets                                                           396.7                   267.1
----------------------------------------------------------------------------------------------------------------
         Total Assets                                                        $   950.0               $   773.4
----------------------------------------------------------------------------------------------------------------

                Excerpt from 1996 Annual Report to Shareowners

                                                                                      December 31,
-----------------------------------------------------------------------------------------------------------------
                                                                                1996                   1995
-----------------------------------------------------------------------------------------------------------------
 LIABILITIES AND SHAREOWNERS' EQUITY

 CURRENT LIABILITIES
 Accounts Payable                                                           $      37.1              $     39.2
 Facility Costs Accrued and Payable                                               123.0                    66.7
 Accrued Expenses and Other                                                        53.3                    22.0
-----------------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                     213.4                   127.9
-----------------------------------------------------------------------------------------------------------------

 LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS                                     235.8                   274.7
-----------------------------------------------------------------------------------------------------------------

 OTHER LIABILITIES AND DEFERRED CREDITS                                            70.0                    26.0
-----------------------------------------------------------------------------------------------------------------

 COMMITMENTS AND CONTINGENCIES

 SHAREOWNERS' EQUITY
 Preferred Stock - Authorized 15 Shares, Issued and
    Outstanding 4.6 Shares in 1995                                                   --                   114.5
 Common Stock - Authorized 300 Shares, Issued and
    Outstanding 77.5 Shares in 1996 and Authorized 100 Shares,
     Issued and Outstanding 64.4 Shares in 1995                                      .8                      .6
 Paid-in Capital                                                                  427.2                   298.9
 Retained Earnings (Deficit)                                                        2.8                   (69.2)
-----------------------------------------------------------------------------------------------------------------
    Total Shareowners' Equity                                                     430.8                   344.8
-----------------------------------------------------------------------------------------------------------------
        Total Liabilities and Shareowners' Equity                           $     950.0              $    773.4
-----------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

                Excerpt from 1996 Annual Report to Shareowners

LCI International, Inc.
CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

(In Millions)


                                        Preferred              Common
                                          Stock                 Stock
                                        ---------      -----------------------                  Retained       Total
                                        $.01 Par       Issued and     $.01 Par     Paid-in      Earnings    Shareowners'
                                          Value        Outstanding     Value       Capital     (Deficit)       Equity
-------------------------------------------------------------------------------------------------------------------------
 BALANCE AT DECEMBER 31, 1993          $   115.0           58.5        $  .6         $195.0     $(115.3)       $195.3
-------------------------------------------------------------------------------------------------------------------------
 Employee Stock Purchases and
     Exercise of Options/Warrants,
     Including Related Tax Benefit            --             .5           --            2.1          --           2.1
 STN Incorporated Stock Exchange              --             .3           --            3.0          --           3.0
 Other                                        --             --           --             .4          --            .4
 Net Income                                   --             --           --             --         6.8           6.8
 Preferred Dividends                          --             --           --             --        (5.8)         (5.8)
-------------------------------------------------------------------------------------------------------------------------

 BALANCE AT DECEMBER 31, 1994          $   115.0           59.3        $  .6         $200.5     $(114.3)       $201.8
-------------------------------------------------------------------------------------------------------------------------
 Acquisition of CTG, Inc.                     --            4.6           --           93.1          --          93.1
 Employee Stock Purchases and
     Exercise of Options/Warrants,
     Including Related Tax Benefit            --             .4           --            4.8          --           4.8
 Conversion/Redemption of
     Preferred Stock                         (.5)            .1           --             .5          --            --
 Net Income                                   --             --           --             --        50.8          50.8
 Preferred Dividends                          --             --           --             --        (5.7)         (5.7)
-------------------------------------------------------------------------------------------------------------------------

 BALANCE AT DECEMBER 31, 1995          $   114.5           64.4        $  .6         $298.9     $ (69.2)       $344.8
-------------------------------------------------------------------------------------------------------------------------
 Employee Stock Purchases and
     Exercise of Options/Warrants,
     Including Related Tax Benefit            --            1.0           --           14.0          --          14.0
 Conversion/Redemption of
     Preferred Stock                      (114.5)          12.1           .2          114.3          --            --
 Net Income                                   --             --           --             --        74.8          74.8
 Preferred Dividends                          --             --           --             --        (2.8)         (2.8)
-------------------------------------------------------------------------------------------------------------------------

 BALANCE AT DECEMBER 31, 1996          $      --           77.5        $  .8         $427.2     $   2.8        $430.8
-------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

                Excerpt from 1996 Annual Report to Shareowners

LCI International, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions)

                                                                      For the Year Ended December 31,
--------------------------------------------------------------------------------------------------------------
                                                                   1996               1995             1994
--------------------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES
 Net Income                                                       $   74.8          $  50.8          $    6.8
 Adjustments to Net Income:
    Depreciation and Amortization                                     63.5             44.0              36.1
    Provision for Bad Debt                                            15.8              8.2               5.8
    Change in Deferred Taxes                                          36.4             (1.2)            (30.7)
    Loss Contingencies and Other Charges                                --               --              62.5
 Change in Assets/Liabilities:
    Trade Accounts Receivable                                        (59.0)           (71.3)            (35.6)
    Net Securitization Activity                                      112.0               --                --
    Accounts Payable and Facility Costs Accrued and Payable           49.0             20.9               1.4
    Other Assets/Liabilities                                           7.6              2.5              (8.2)
--------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities                   300.1             53.9              38.1
--------------------------------------------------------------------------------------------------------------


 INVESTING ACTIVITIES
 Capital Expenditures - Property, Plant and Equipment               (144.3)           (97.3)            (66.0)
 Payment for Acquisitions and Other                                 (121.0)           (66.4)             (7.9)
 Payments for STN Incorporated                                          --            (12.0)            (31.5)
--------------------------------------------------------------------------------------------------------------
         Net Cash Used in Investing Activities                      (265.3)          (175.7)           (105.4)
--------------------------------------------------------------------------------------------------------------


 FINANCING ACTIVITIES
 Net Debt (Payments) Borrowings                                      (41.3)           122.8              70.9
 Preferred Dividend Payments                                          (2.8)            (5.8)             (5.7)
 Proceeds from Employee Stock Plans and Warrants                       9.3              4.8               2.1
--------------------------------------------------------------------------------------------------------------
         Net Cash (Used in) Provided by Financing Activities         (34.8)           121.8              67.3
--------------------------------------------------------------------------------------------------------------

 Change in Cash and Cash Equivalents                                    --               --                --
--------------------------------------------------------------------------------------------------------------
 Cash and Cash Equivalents at the Beginning of the Year                 --               --                --
--------------------------------------------------------------------------------------------------------------
 Cash and Cash Equivalents at the End of the Year                 $     --          $    --          $     --
--------------------------------------------------------------------------------------------------------------

 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash Paid for Interest                                           $   26.1          $  15.1          $    8.8
--------------------------------------------------------------------------------------------------------------
 Cash Paid for Income Taxes                                       $    1.3          $   2.9          $    1.1
--------------------------------------------------------------------------------------------------------------



NON-CASH ACTIVITY:
During 1996, shareowners converted 4.6 million shares of Preferred Stock into
12.1 million shares of Common Stock. In September 1995, the Company issued 4.6 million shares of its Common Stock as partial consideration to purchase CTG, with a market value of approximately $93.2 million. The reconciliation of net income to net cash provided by operating activities is net of assets purchased and liabilities assumed through the acquisition.

The accompanying notes are an integral part of these statements.

                Excerpt from 1996 Annual Report to Shareowners

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS ORGANIZATION AND PURPOSE

The financial statements presented herein include the consolidated balance sheets of LCI International, Inc., a Delaware corporation, and its wholly owned subsidiaries (LCI or the Company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareowners' equity and cash flows for the three years ended December 31, 1996.

LCI is a facilities-based telecommunications carrier that provides a broad range of domestic and international voice and data services offerings to the commercial, wholesale and residential/small business market segments. The Company serves its customers primarily through leased and owned digital fiber-optic facilities.

2.  ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company uses its available cash to reduce the balance of its Revolving Credit Facility (Credit Facility) and generally maintains no cash on hand.

TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable represent amounts due from customers for telecommunications services. Switched revenues include amounts recognized for services provided, but not yet billed. A portion of the residential accounts receivable balance is billed through local exchange carriers (LECs) who are responsible for the collection of these accounts. The Company receives information from the LECs about uncollectible accounts three to thirteen months after the account is billed. The Company's reserve includes an estimate for these future uncollectible accounts.

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

In accordance with Statement of Financial Accounting Standards (SFAS) No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse," the transfers of receivable balances meet the criteria to be classified as a sale for accounting purposes. As such, amounts sold under the Accounts Receivable Securitization Program (Securitization Program) are not included in the accompanying consolidated financial statements. The costs of the Securitization Program are included in other (income) expense, net in the accompanying consolidated statements of operations. The cash proceeds are included in operating activities, while the use of the proceeds are included in financing activities in the accompanying consolidated statements of cash flows.

PREPAIDS AND OTHER

Prepaids and other assets include deferred customer promotion costs that are amortized over the life of the related contracts, and various other accounts and notes receivable expected to be received within the next year.

                Excerpt from 1996 Annual Report to Shareowners

PROPERTY, PLANT AND EQUIPMENT

These assets are stated at cost or at fair market value if obtained as part of an acquisition. Construction costs include material, labor, interest and overhead for certain general and payroll related costs. Property, plant and equipment as of December 31, 1996 and 1995, includes the net book value of $9.3 million and $10.2 million for a capitalized building lease for the Company's operating subsidiaries' headquarters. Routine repairs and maintenance of property and replacements of minor items are charged to expense as incurred. Depreciation of buildings and equipment is provided using the composite method over the estimated useful lives of these assets. The cost of equipment retired in the ordinary course of business, less proceeds, is charged to accumulated depreciation. The capitalized building lease is amortized on a straight-line basis over the term of the lease.

The estimated depreciation and amortization periods by asset type are as follows:

 Asset Category                                     Years
-----------------------------------------------------------
 Fiber Optic Network:
    Outside Plant and Buildings                       30
    Transmission, Distribution and Switching          10
    Installations                                     3
 Technology Platforms                                 5
 Information Systems - Hardware and Software        3 - 5
 General Office Equipment                           5 - 10
 Capitalized Building Lease                           15

EXCESS OF COST OVER NET ASSETS ACQUIRED

Excess of cost over net assets acquired (goodwill) consists of the excess of the cost to acquire an entity over the estimated fair market value of the net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. In evaluating whether goodwill is recoverable, the Company estimates the sum of the expected future cash flows, undiscounted and without interest charges, derived from such goodwill over its remaining life. The Company believes that no such impairment existed at December 31, 1996. Amortization of goodwill was $9.2 million, $4.0 million and $2.8 million for the years ended December 31, 1996, 1995 and 1994, respectively.

OTHER ASSETS

Other assets consist of debt issuance costs, rights of way, customer lists, non-compete agreements and other deferred costs. Other assets as of December 31, 1995 included a net deferred tax asset of $8.8 million. Debt issuance costs are amortized over the life of the applicable debt agreements. Rights-of-way costs are amortized over the life of the respective agreements. Customer lists and non-compete agreements are amortized over the estimated life or contract term of the customer list or non-compete agreement.

OTHER LIABILITIES AND DEFERRED CREDITS

Other liabilities and deferred credits primarily include long-term deferred income taxes and other long-term liabilities. As of December 31, 1996, net long-term deferred tax liabilities of $53.4 million were included in other liabilities and deferred credits.

REVENUE RECOGNITION

Telecommunications revenues are recognized when services are provided and are net of estimated credits and uncollectible amounts.

ADVERTISING COST

Costs for advertising are expensed as incurred within the fiscal year.

                Excerpt from 1996 Annual Report to Shareowners

INCOME TAXES

The Company follows SFAS No. 109 "Accounting for Income Taxes." (See Note 10.)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND EARNINGS PER COMMON SHARE

The weighted average number of common shares used to calculate earnings per common share included the Company's Common Stock, par value $.01 per share (Common Stock) and Common Stock equivalents. Common Stock equivalents include Common Stock issuable pursuant to stock options and Common Stock warrants. During 1996, substantially all of the previously outstanding 5% Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share (Preferred Stock), was converted into Common Stock. For 1996 and 1995, the weighted average number of common shares included the assumed conversion of any Preferred Stock then outstanding during any point in the period. In 1994, the assumed conversion of the Preferred Stock into Common Stock was excluded from the weighted average number of common shares as such stock was anti-dilutive. For all years presented, outstanding stock options and Common Stock warrants were reflected in the weighted average number of common shares using the treasury stock method. The primary weighted average number of common shares was calculated using the average daily closing price of the Common Stock for the period. The fully diluted weighted average number of common shares was calculated using the higher of the end of the period closing price of the Common Stock or the average daily closing price of the Common Stock.

For 1996 and 1995, earnings per common share are calculated as net income before preferred dividends divided by the weighted average number of common shares, as defined above. For 1994, earnings per common share are calculated as the income on common stock divided by the respective weighted average number of common shares, as defined above.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of current assets and liabilities approximate their fair market value because of the short- term maturity of these financial instruments. The fair market value of long-term debt is discussed further in
Note 5.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The risk is limited due to the number of market segments, the large number of entities comprising the Company's customer base and the dispersion of those entities across many different industries and geographic regions. As of December 31, 1996, the Company had no significant concentrations of credit risk.

RECLASSIFICATIONS

Certain reclassifications have been made to the consolidated financial statements for 1995 and 1994 to conform with the 1996 presentation.

ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

In June 1996, the Financial Accounting Standards Board issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 125 is required for financial statements for fiscal years beginning after December 15, 1996; earlier adoption is not permitted. The Securiti-zation Program was structured to comply with the provisions of SFAS 125, which the Company will adopt in 1997, and accordingly, the Company does not expect any significant impact to its results of operations or financial condition from adoption of this statement.

3.  ACQUISITIONS

The Company has supplemented growth from its base business with several strategic acquisitions. Each acquisition over the last three years was accounted for as a purchase.

In June 1996, the Company purchased the long-distance business assets of Pennsylvania Alternative Communications, Inc. (PACE). The results of operations for PACE were included in the Company's consolidated

                Excerpt from 1996 Annual Report to Shareowners

statement of operations from June 1, 1996 and the acquisition was not considered significant for financial reporting purposes.

In January 1996, the Company purchased the long-distance business assets of Teledial America, Inc. (Teledial America), which did business as U.S. Signal Corporation, and an affiliated company, ATS Network Communications, Inc. (ATS). The Company acquired both companies for approximately $99 million in cash, with an additional maximum payment of $24 million contingent on achieving certain revenue performance and customer retention milestones over an 18-month period commencing at the closing date. The amount of goodwill recorded in the purchase transactions was $98.8 million. The results of operations for Teledial America and ATS were included in the consolidated statement of operations from January 1, 1996. The purchase of ATS was not considered significant for financial reporting purposes.

In September 1995, the Company acquired Corporate Telemanagement Group, Inc.
(CTG), a Greenville, South Carolina-based provider of long-distance services to commercial customers throughout the United States. Under the terms of the agreement, the Company acquired all of the outstanding shares of CTG and shares underlying certain outstanding warrants in exchange for $44.5 million in cash and 4.6 million shares of the Company's Common Stock valued at $20.25 per share, the market price on the date of the acquisition. In conjunction with the transaction, the Company assumed approximately $24 million in debt, of which $21.9 million was refinanced. The amount of goodwill recorded in the purchase transaction was $156.6 million. The consolidated statements of operations include the results of CTG from September 1, 1995.

The following unaudited pro forma summary presents the revenues, net income and earnings per common share from the combination of the operations of the Company and its significant acquisitions during the periods -- CTG and Teledial America. The pro forma information is provided as if each acquisition had occurred at the beginning of both the fiscal year of the purchase and the immediately preceding fiscal year. Pro forma information is not provided for 1996, as both acquisitions were included in the consolidated results of operations from January 1, 1996. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of the future results of operations of the combined enterprise.

 (In Millions Except Earnings per    Unaudited Pro Forma Information
 Common Share Amounts)               for the Years Ended December 31,
-----------------------------------------------------------------------
                                            1995                1994
-----------------------------------------------------------------------
 Net Revenues                            $   814.7           $   520.0
 Net Income                                   54.0                 0.5
 Earnings per Common Share               $    0.63           $    0.01

During the fourth quarter of 1994, the Company recognized a loss of $62.5 million on its investment in STN Incorporated (STN). This loss, recorded in other (income) expense, net in the accompanying consolidated statement of operations, included $47.6 million for the full impairment of the STN investments and $14.9 million for accrued loss contingencies related to future STN obligations.

4. ACCOUNTS RECEIVABLE SECURITIZATION

In August 1996, the Company entered into an agreement to sell a percentage ownership interest in a defined pool of its trade accounts receivable (Securitization Program). LCI SPC I, Inc. (SPC), a wholly owned, bankruptcy-remote subsidiary of the Company, was formed to execute the sale of receivables. Under this Securitization Program, the Company can transfer an undivided interest in a designated pool of its accounts receivable on an ongoing basis to maintain the participation interest up to a maximum of $150 million. At December 31, 1996, the pool of trade accounts receivable that were available for sale totaled approximately $120 million. The amount of receivables sold, but not yet collected at December 31, 1996, totaled $112 million and the proceeds were used to reduce the outstanding balance of the Company's long-term debt. Total proceeds from the sale of accounts receivable during the year was $535 million. The accounts receivable balances sold are not included in the

                Excerpt from 1996 Annual Report to Shareowners

accompanying consolidated balance sheet at December 31, 1996. The cost of the Securitization Program is based on a discount rate equal to the short-term commercial paper rate plus certain fees and expenses. The Company retains substantially all the same risk of credit loss as if the receivables had not been sold, and has established reserves for such estimated credit losses.

Under the Securitization Program agreement, the Company acts as agent for the purchaser of the receivables by performing recordkeeping and collection functions on the participation interest sold. The agreement contains certain covenants regarding the quality of the accounts receivable portfolio, as well as financial covenants which are substantially identical to those contained in the Company's Credit Facility. (See Note 5.) Except in certain limited circumstances, SPC is subject to certain contractual prohibitions concerning the payment of dividends and the making of loans and advances to LCI.

5. DEBT

CREDIT FACILITY

The Company can borrow up to $700 million from a syndicate of banks under the Credit Facility. The amount that can be borrowed under the Credit Facility is subject to reduction based on the outstanding balance, beginning on June 30, 1998, until maturity on March 31, 2001. This Credit Facility bears interest at a rate consisting of two components: The base rate component is dependent upon a market indicator; the second component varies from 0.625% to 1.5% based on the level of borrowings (leverage ratio). The weighted average interest rates on the outstanding borrowings under the Credit Facility as of December 31, 1996 and 1995 were 6.09% and 6.88%, respectively. The Credit Facility contains various financial covenants, the most restrictive being the leverage ratio requirement. As of December 31, 1996 and 1995, the Company was in compliance with all Credit Facility covenants and had $215.0 million and $260.7 million, respectively, outstanding under the Credit Facility. The carrying amount of the Credit Facility approximates its fair value as the underlying instruments are variable rate notes that reprice frequently.

The Company has an interest rate cap agreement with a syndicate of banks that limits the Company's base interest rate exposure to 7.5%. The agreement is for a two-year period ending February 1998 on a $130 million notional principal balance of the Credit Facility. In an event of non-performance by the commercial banks, the Company would have exposure to the extent of any increase in the base rate component above 7.5%. The Company believes the probability of such an event is remote.

In November 1996, the Company entered into an interest rate swap agreement for a one-year period. The agreement, with two commercial banks, is on a $100 million notional principal balance of the Credit Facility. Under the agreement, the Company makes a fixed-rate payment to the banks at an interest rate of 5.58% in exchange for the receipt of a payment from the banks based on a variable interest rate. As of December 31, 1996, the fair value of the agreement was not material. In an event of non-performance by a commercial bank, the Company would be required to make interest payments in accordance with the Credit Facility. The Company believes that the probability of such an event is remote.

LINES OF CREDIT

During 1996, the Company obtained two separate discretionary lines of credit (Lines of Credit) for a total of $50 million. The Lines of Credit bear interest at a rate dependent upon a market indicator. The interest rate as of December 31, 1996 on the $8.0 million outstanding balance under the Lines of Credit was 5.93%. The outstanding balance in the accompanying consolidated balance sheets is reflected in long-term debt, due to the availability under the Credit Facility.

6.  LEASES

The Company's capital leases primarily include its operating subsidiaries' headquarters building lease, which expires in 2005. The noncurrent portion of capital lease obligations was $12.9 and $14.2 million as of December 31, 1996 and 1995, respectively. The Company has operating leases for office space and equipment with lease terms from three to ten years with options for renewals. The Company has entered into several rights-of-way (ROW) lease agreements that allowed for installation of its fiber-optic network facilities. The terms of these

                Excerpt from 1996 Annual Report to Shareowners

agreements range from one to 30 years, and most contain renewal options. These agreements also provide for rental payments to be made for use of other land and buildings occupied in connection with the ROW agreements, maintenance and repairs.

During 1996, the Company entered into an operating lease agreement for the rental of a new corporate headquarters being developed in suburban Virginia. This agreement has a three-year base term with two options to renew for one year each. The agreement includes a maximum residual guarantee which is included in the minimum lease payments, below. The property will be owned by an unrelated entity that will lease the facility to the Company. Financing for the project will be provided by a syndicate of banks. Also during 1996, the Company executed a $19 million capital lease agreement for an additional headquarters facility for its operating subsidiaries. The lease term begins July 1997 and, therefore, is not included in the capital lease schedule.

Total expenses for operating leases for the years ended December 31, 1996, 1995 and 1994 were $10.0 million, $6.1 million and $4.2 million, respectively. The Company is required, at a minimum, to make the following payments on capital and operating leases:

 (In Millions)                              Capital       Operating
---------------------------------------------------------------------
 1997                                        $  3.3          $ 12.9
 1998                                           3.1            13.0
 1999                                           2.6            65.5
 2000                                           2.9             9.3
 2001                                           2.9             7.4
 Thereafter                                    11.3            34.3
---------------------------------------------------------------------
 Total Minimum Lease Payments                  26.1          $142.4
 Less - Amounts Representing Interest          12.0        ----------
----------------------------------------------------
 Capital Lease Obligations                     14.1
 Less - Amounts Due Within One Year             1.2
----------------------------------------------------
 Noncurrent Portion of Capital
    Lease Obligations                        $ 12.9
----------------------------------------------------

7.  COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES

During 1997, the Company expects that its nonbinding commitment for capital expenditures (excluding acquisitions) will increase from the levels expended in 1996 and is dependent on the Company's geographic and revenue growth. The Company's capital requirements are primarily for switching and transmission facilities and technology platforms arising from the Company's strategic expansion plans. In addition to its ongoing capital requirements, the Company entered into an agreement, in February 1997, to extend its fiber-optic network. This commitment will extend the Company's fiber-optic network by over 3,100 route miles, and is expected to require capital expenditures of approximately $120 million, including equipment.

VENDOR AGREEMENTS

The Company has agreements with certain telecommunications interexchange carriers and third-party vendors that require the Company to maintain minimum monthly and/or annual billings based on usage. The Company has a single five-year contract with a particular third-party carrier which began in August 1995. This contract has minimum annual usage requirements and an increasing cumulative minimum usage requirement, which if not met, subjects the Company to an underutilization charge. Through December 31, 1996, the Company had significantly exceeded both the first-year minimum annual usage requirement of $48 million and the cumulative minimum usage of $103 million established for the second year. The Company's minimum monthly billing commitments under all other vendor agreements are approximately $4 million through 1997. The Company has historically met all minimum billing requirements and believes that the minimum usage commitments will be met in the future.

                Excerpt from 1996 Annual Report to Shareowners

LEGAL MATTERS

In 1991, Thomas J. Byrnes and Richard C. Otto v. LCI Communications Holdings Co. et al. was filed by two former members of the Company's management in Common Pleas Court, Franklin County, Ohio. The suit alleged age discrimination by the Company. In 1993, a jury returned a verdict in favor of the Plaintiffs and the Common Pleas Court awarded approximately $8.1 million in damages and attorney's fees.

Both the Plaintiffs and the Company appealed the matter to the Court of Appeals in Ohio, which, in a two-to-one decision, overruled each of the Company's assignments of error and two of the Plaintiffs' claims, and sustained the Plaintiffs' request for approximately $.1 million in pre-judgment interest in addition to the previous award. The Company appealed the matter to the Supreme Court of Ohio (the Court). On December 11, 1996, the Court reversed the Court of Appeals, finding that, as a matter of law, there was insufficient evidence to sustain the verdict for Plaintiffs. In December 1996, the Plaintiffs filed with the Court a Motion for Reconsideration, which was denied by the Court in January 1997. At this time, the Company is unable to determine whether the Plaintiffs will file a petition asking the United States Supreme Court to consider the case.

The Company has been named as a defendant in various other litigation matters. Management intends to vigorously defend these outstanding claims. The Company believes it has adequate accrued loss contingencies and that current or threatened litigation matters will not have a material adverse impact on the Company's results of operations or financial condition.

8.  SHAREOWNERS' EQUITY

PREFERRED STOCK

On September 3, 1996, the remaining outstanding shares of the Company's previously outstanding 5% Cumulative Convertible Exchangeable Preferred Stock (Preferred Stock) were redeemed by the Company. Preferred dividends, cumulative from the date of issuance, were paid quarterly at an annual rate of $1.25 per share on the outstanding shares until redemption. Prior to redemption, shareowners converted 4,599,895 shares of Preferred Stock into 12,104,661 shares of Common Stock.

In January 1997, the Board of Directors adopted a shareholder rights plan (the Rights Plan). In order to implement the Rights Plan, the Board of Directors declared a dividend of one preferred share purchase right (a Right) for each share of the Company's Common Stock to shareowners of record on January 22, 1997. Each Right, when exercisable, represents the right to purchase one one-thousandth of a share of a newly issued series of Preferred Stock of the Company, designated as Junior Participating Preferred Stock, par value $.01 per share, or, in certain circumstances, to purchase shares of Common Stock at less than the prevailing market price. The exercise price is $100 per Right, the redemption price is $.01 per Right, and the Right expires on January 22, 2007. The Rights will be exercisable only in the event that any person or entity, together with its affiliates or associates, acquires more than a certain specified percentage of Common Stock of the Company. The Rights Plan was designed to ensure that shareowners receive fair and equal treatment in the event of any proposed takeover of the Company.

COMMON STOCK

In September 1995, the Company issued 4,601,586 shares of Common Stock to purchase CTG at $20.25 per share, the market price at the date of acquisition.

COMMON STOCK WARRANTS

In 1993, the Company issued warrants for 5,408,900 shares of Common Stock, at $2.83 per share, that expire in 2003. During 1996, 1995 and 1994, holders exercised 164,336, 40,572 and 41,216 warrants for an aggregate amount of 148,253, 33,100 and 41,216 shares of Common Stock, respectively. As of December 31, 1996, there were 5,162,776 unexercised Common Stock warrants.

                Excerpt from 1996 Annual Report to Shareowners

EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution retirement plan for its employees. Under this plan, eligible employees may contribute a percentage of their base salary, subject to certain limitations. Beginning in 1994, the Company elected to match a portion of the employees' contributions. The expense of the Company's matching contribution was $.7 million in 1996, $.6 million in 1995 and $.3 million in 1994. Under this plan, employees may purchase shares of LCI's Common Stock at market prices. During 1996, 1995 and 1994, 63,200, 45,484 and 35,328 shares were issued under this plan at an average price of $27.76, $15.62 and $9.32, respectively.

9. INCENTIVE STOCK PLANS

STOCK OPTIONS

The Company has stock option plans under which options to purchase shares of Common Stock may be granted to directors and key employees. Under the plans, the Company may grant incentive stock options (ISOs) as defined by the Internal Revenue Code or non-qualified options (NQOs). Stock options generally have a five-year vesting period. Twenty percent of each option granted generally becomes exercisable on the first anniversary of the grant and 1.66% each month thereafter for 48 months. In the event of a change in control of the Company, all options outstanding would become 100% exercisable. Under the plans, options expire up to 10 years after the date of the grant. Except in the case of ISOs, the option price may be less than the fair market value of the Common Stock as of the date of grant. The option price under all plans is fixed at the discretion of an administrative committee of the Board of Directors at the time of grant. During 1996, 1995 and 1994, the option price for all options granted was the fair market value of the shares on the date of grant. The weighted average fair value of options granted during 1996 and 1995 for the stock option plans was $6.69 and $4.53, respectively, and for the ESPP was $9.48 and $7.17, respectively. Shares of Common Stock underlying surrendered options may be re-granted by the Board of Directors. As of December 31, 1996, there were 12,590,852 options authorized under the Company's stock option plans. Information regarding these stock option plans is as follows:

                                                                                  Weighted
                                             Number of        Exercisable          Average
                                               Shares           Options         Exercise Price
----------------------------------------------------------------------------------------------
   Outstanding as of December 31, 1993        4,167,316        1,466,448          $   3.76
----------------------------------------------------------------------------------------------
 Options Granted                              1,813,600                               9.07
 Options Exercised                             (152,520)                              2.69
 Options Surrendered                           (456,520)                              7.13
----------------------------------------------------------------------------------------------
   Outstanding as of December 31, 1994        5,371,876        2,003,154              5.29
----------------------------------------------------------------------------------------------
 Options Granted                              2,799,798                              12.91
 Options Exercised                             (218,366)                              4.88
 Options Surrendered                           (340,522)                              9.77
----------------------------------------------------------------------------------------------
   Outstanding as of December 31, 1995        7,612,786        3,047,337              7.89
----------------------------------------------------------------------------------------------
 Options Granted                              2,352,000                              23.14
 Options Exercised                             (555,033)                              6.91
 Options Surrendered                           (431,810)                             18.40
----------------------------------------------------------------------------------------------
    Outstanding as of December 31, 1996       8,977,943        4,184,670          $  11.48
----------------------------------------------------------------------------------------------
 Options Available for Grant as of
     December 31, 1996                        2,686,090
-----------------------------------------------------------

                Excerpt from 1996 Annual Report to Shareowners

The following table presents information for the 8,977,943 options outstanding as of December 31, 1996:


                                 Options Outstanding              Options Exercisable
-----------------------------------------------------------------------------------------
      Range of         Number of      Weighted     Weighted      Number of    Weighted
      Exercise          Options       Average       Average       Options      Average
       Price                          Exercise    Contractual                 Exercise
                                        Price     Life (Years)                 Price
-----------------------------------------------------------------------------------------
  $ 0.17 - $ 2.83       1,837,464     $   1.56      6.00        1,818,476    $   1.55
  $ 4.56 - $ 9.75       2,417,114     $   7.54      6.83        1,448,604    $   7.47
  $ 9.94 - $11.22       1,942,537     $  11.15      7.98          713,500    $  11.15
  $11.25 - $20.03         561,498     $  16.39      8.56          161,349    $  15.77
  $20.53 - $35.13       2,192,500     $  23.19      9.13           44,500    $  26.77
-----------------------------------------------------------------------------------------

EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan (ESPP), which enables substantially all employees to purchase shares of Common Stock on monthly offering dates at a purchase price equal to the lesser of 85% of the fair market value of the Common Stock on the date of its purchase, or 85% of the fair market value of the Common Stock, as established at intervals from time to time. In 1995, the Company's shareowners approved an extension of the ESPP until no later than November 1997 or until shares authorized under the ESPP are exhausted. A maximum of 1,800,000 shares of Common Stock were authorized for purchase under the ESPP. During 1996, 1995 and 1994, 247,273, 192,396, and 218,638 shares were issued under the ESPP at an average price of $24.64, $11.59 and $5.88, respectively. As of December 31, 1996, the amount of Common Stock available for issuance was 965,595 shares.

STOCK-BASED COMPENSATION PLANS

The Company follows the requirements of APB Opinion No. 25 to account for its stock option plans and ESPP and, accordingly, no compensation cost is recognized in the consolidated statements of operations for these plans. The Company adopted SFAS No. 123 "Accounting for Stock-Based Compensation," which requires certain disclosures about stock-based employee compensation arrangements. SFAS 123 requires pro forma disclosure of the impact on net income and earnings per share if the fair value method defined in SFAS 123 had been used.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.7% and 6.7% for the stock options plans and 5.5% and 5.6% for the ESPP; no expected dividend yields; expected lives of 3.9 years and 4.0 years for the stock options plans and 1.5 years and 2.2 years for the ESPP; expected volatility of 39.6% and 48.3% for the stock option plans and 45.3% and 47.5% for the ESPP. Pro forma net income, as if the fair value method had been applied, was $66.9 million and $47.5 million for the years ended December 31, 1996 and 1995, respectively. The pro forma earnings per share on a fully diluted basis for the same periods were $0.77 and $0.58.

In accordance with SFAS 123, the fair value method was not applied to options granted prior to January 1, 1995. The resulting pro forma impact may not be representative of results to be expected in future periods and is not reflective of actual stock performance.

                Excerpt from 1996 Annual Report to Shareowners

10. INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994, consisted of:

 (In Millions)                                      1996     1995        1994
----------------------------------------------------------------------------------
 Current Tax Expense:
    Federal                                        $  2.0     $   --     $   0.6
    State                                             1.2        0.5         0.4
 Deferred Tax Expense (Benefit):
    Increase in Deferred Tax Liability                4.0        1.7        15.1
    Decrease (Increase) in Deferred Tax Asset        38.8       25.9       (22.9)
   Decrease in Valuation Allowance                   (5.8)     (11.7)      (17.7)
----------------------------------------------------------------------------------
      Income Tax Expense (Benefit)                 $ 40.2     $ 16.4     $ (24.5)
----------------------------------------------------------------------------------

The decrease in the valuation allowance in 1996, 1995 and 1994 resulted from the Company's realization of its net operating loss (NOLs) carryforwards based on the Company's growth in recurring operating income. The Company pays state income taxes on the greater of a net worth basis or an income basis in a majority of the states in which it operates. The Company records state deferred tax assets and liabilities at an average blended rate of 5%.

The significant items giving rise to the deferred tax (assets) and liabilities as of December 31, 1996 and 1995, were:


 (In Millions)                                 1996                 1995                1994
--------------------------------------------------------------------------------------------------
                                           $          %          $        %          $         %
--------------------------------------------------------------------------------------------------
 Expected Tax Expense (Benefit) at
    Federal Statutory Income Tax Rate  $  40.2      35.0       $23.5    35.0      $ (6.2)   (35.0)
 Effect of:
    State Income Tax Expense               5.0       4.4         2.0     2.9         0.5      2.5
    Non-deductible Expenses                1.7       1.4         1.0     1.6         0.6      3.6
    Change in Valuation Allowance         (5.8)     (5.0)      (11.7)  (17.4)      (17.7)   (99.9)
    Other, Net                            (0.9)     (0.8)        1.6     2.3        (1.7)    (9.6)
--------------------------------------------------------------------------------------------------
    Income Tax Expense (Benefit)         $40.2      35.0       $16.4    24.4      $(24.5)  (138.4)
--------------------------------------------------------------------------------------------------

The Company's 1996 deferred income tax balances were included in current deferred tax assets, net $48.9 million, and in other non-current liabilities of $53.4 million. The 1995 deferred income tax balances were included in current deferred tax assets, net of $23.1 million and other assets of $8.8 million.
The Company has generated significant NOLs that may be used to offset future taxable income. Each year's NOL has a maximum 15-year carryforward period. The Company's ability to fully use its NOL carryforwards is dependent on future taxable income. As of December 31, 1996, the Company has NOL carryforwards of $103 million for income tax return purposes subject to various expiration dates beginning in 1998 and ending in 2008. The future tax benefit of these NOL carryforwards of $41.3 million and $70.4 million using a 40% effective tax rate in 1996 and 1995, has been recorded as a deferred tax asset.

11. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Company has filed a shelf registration statement with the Securities and Exchange Commission to register $300 million of debt and/or equity securities, for issuance on a delayed or continuous basis. Any debt securities issued may be guaranteed by certain of the Company's wholly owned subsidiaries (Guarantor Subsidiaries). Such guarantees will be full, unconditional and joint and several. Certain of the Company's subsidiaries would not provide any guarantees (Non-Guarantor Subsidiaries) primarily as a result of contractual prohibitions. The primary Non-Guarantor Subsidiary is SPC, discussed in Note 4. Separate financial statements of the Guarantor Subsidiaries have not been presented because the Company's management has determined that they would not be material. The following supplemental financial information sets forth, on an unconsolidated basis, statement of

                Excerpt from 1996 Annual Report to Shareowners

operations, balance sheet and statement of cash flow information for the parent company only (Parent Company), for the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries. The comparative statements for 1995 and 1994 have not been presented as the Non-Guarantor information is not material to the consolidated financial statements for that period. The supplemental financial information reflects the Company's investments in subsidiaries using the equity method of accounting. Certain immaterial reclassifications have been made to provide for uniform disclosure for the period presented.

          SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (In Millions)


                                               Parent                             Non-
                                               Company        Guarantor         Guarantor
                                                Only        Subsidiaries       Subsidiaries     Eliminations     Consolidated
                                              --------      ------------       ------------     ------------     ------------
 Revenues                                     $    --         $1,103.0         $     --         $       --        $  1,103.0
 Cost of Services                                  --            642.3               --                 --             642.3
                                              -------         --------         --------         ----------        ----------
 Gross Margin                                      --            460.7               --                 --             460.7
 Selling, General and
      Administrative Expenses                     0.1            253.6               --                 --             253.7
 Depreciation and Amortization                     --             63.5               --                 --              63.5
                                              -------         --------         --------         ----------        ----------
 Operating (Loss) Income                         (0.1)           143.6               --                 --             143.5
 Interest and Other (Income) Expense, Net        23.7              9.5             (4.7)                --              28.5
 Intercompany (Income) Expense                  (28.6)            28.6               --                 --                --
 Equity in Earnings of Subsidiaries             (71.6)              --               --               71.6                --
                                              -------         --------         --------         ----------        ----------
 Income Before Income Taxes                      76.4            105.5              4.7              (71.6)            115.0
 Income Tax Expense                               1.6             36.9              1.7                 --              40.2
                                              -------         --------         --------         ----------        ----------
 Net Income                                      74.8             68.6              3.0              (71.6)             74.8
 Preferred Dividends                              2.8               --               --                 --               2.8
                                              -------         --------         --------         ----------        ----------
 Income on Common Stock                       $  72.0         $   68.6         $    3.0         $    (71.6)       $     72.0
                                              =======         ========         ========         ==========        ==========

                           (Continued on next page.)

                Excerpt from 1996 Annual Report to Shareowners

               SUPPLEMENTAL CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1996
                                 (In Millions)

                                                   Parent                               Non-
                                                   Company          Guarantor         Guarantor
                                                    Only           Subsidiaries      Subsidiaries      Eliminations   Consolidated
                                                   -------         ------------      ------------      ------------   ------------
                    ASSETS
                    ------
 CURRENT ASSETS:
    Trade Accounts Receivable, Net                 $      --           $   14.8            $ 70.4         $      --       $  85.2
    Current Deferred Tax Assets, Net                    19.7               29.2                --                --          48.9
    Prepaids and Other                                   4.5               11.9                --                --          16.4
    Intercompany Receivable                            370.4                 --                --            (370.4)           --
                                                   ---------           --------            ------         ---------       -------
              Total Current Assets                     394.6               55.9              70.4            (370.4)        150.5

 Property, Plant and Equipment, Net                       --              402.8                --                --         402.8
 Excess of Cost over Net Assets Acquired, Net             --              350.5                --                --         350.5
 Investment in Affiliates                              250.4                 --                --            (250.4)           --
 Other, Net                                             16.3               29.5               0.4                --          46.2
                                                   ---------           --------            ------         ---------       -------
              Total Assets                         $   661.3           $  838.7            $ 70.8         $  (620.8)      $ 950.0
                                                   =========           ========            ======         =========       =======

 LIABILITIES AND SHAREOWNERS' EQUITY
 -----------------------------------

 CURRENT LIABILITIES:
   Accounts Payable                                $      --           $   37.1            $   --         $      --       $  37.1
   Facility Costs Accrued and Payable                     --              123.0                --                --         123.0
   Intercompany Payable                                   --              363.2               7.3            (370.5)           --
   Accrued Expenses and Other                            3.4               49.9                --                --          53.3
                                                   ---------           --------            ------         ---------       -------
              Total Current Liabilities                  3.4              573.2               7.3            (370.5)        213.4

 Long-term Debt and Capital Lease
   Obligations                                         223.0               12.8                --                --         235.8
 Other Liabilities and Deferred Credits                  4.1               65.9                --                --          70.0

 SHAREOWNERS' EQUITY:
   Preferred Stock                                        --               66.4                --             (66.4)           --
   Common Stock                                          0.8                 --              12.0             (12.0)          0.8
   Paid-in Capital                                     427.2               43.2              60.5            (103.7)        427.2
   Retained (Deficit) Earnings                           2.8               77.2              (9.0)            (68.2)          2.8
                                                   ---------           --------            ------         ---------       -------
              Total Shareowners' Equity                430.8              186.8              63.5            (250.3)        430.8
                                                   ---------           --------            ------         ---------       -------

              Total Liabilities and
                      Shareowners' Equity          $   661.3           $  838.7            $ 70.8         $  (620.8)      $ 950.0
                                                   =========           ========            ======         =========       =======

(Continued on next page.)

                Excerpt from 1996 Annual Report to Shareowners

          SUPPLEMENTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1996
                                 (In Millions)


                                                    Parent                               Non-
                                                   Company          Guarantor          Guarantor
                                                     Only          Subsidiaries      Subsidiaries    Eliminations    Consolidated
                                                   -------         ------------      ------------    ------------    ------------
 OPERATING ACTIVITIES:

     Net Cash Provided by (Used in)
                  Operating Activities             $   91.7          $  268.9          $ (60.5)        $    --         $  300.1
                                                   --------          --------          -------         -------         --------
 INVESTING ACTIVITIES:
   Investment in SPC                                  (60.5)               --             60.5              --               --
   Capital Expenditures                                  --            (144.3)              --              --           (144.3)
   Payments for Acquisitions and Other                   --            (121.0)              --              --           (121.0)
                                                   --------          --------          -------         -------         --------
    Net Cash (Used in) Provided by
               Investing Activities                   (60.5)           (265.3)            60.5              --           (265.3)
                                                   --------          --------          -------         -------         --------

 FINANCING ACTIVITIES:
   Net Debt Payments                                  (37.7)             (3.6)              --              --            (41.3)
   Preferred Dividend Payments                         (2.8)               --               --              --             (2.8)
   Proceeds from Employee Stock
        Plans and Warrants                              9.3                --               --              --              9.3
                                                   --------          --------          -------         -------         --------

    Net Cash (Used in)
              Financing Activities                    (31.2)             (3.6)              --              --            (34.8)
                                                   --------          --------          -------         -------         --------

    Change in Cash and
              Cash Equivalents                           --                --               --              --               --
                                                   --------          --------          -------         -------         --------

 Cash and Cash Equivalents at the
      Beginning of the Year                              --                --               --              --               --
                                                   --------          --------          -------         -------         --------

 Cash and Cash Equivalents at the
      End of the Year                              $     --          $     --          $    --         $    --         $     --
                                                   ========          ========          =======         =======         ========

                Excerpt from 1996 Annual Report to Shareowners

12.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31:




(In Millions, Except Earnings per Common Share)                                        1996
----------------------------------------------------------------------------------------------------------
                                                    FIRST         SECOND          THIRD        FOURTH
----------------------------------------------------------------------------------------------------------
 Revenues                                          $ 250.6        $ 269.4        $ 289.2      $ 293.8
 Cost of Services                                    148.6          157.6          166.6        169.5
----------------------------------------------------------------------------------------------------------
     Gross Margin                                    102.0          111.8          122.6        124.3
 Selling, General and Administrative Expenses         56.7           61.5           67.7         67.8
 Depreciation and Amortization                        14.1           15.6           16.3         17.5
----------------------------------------------------------------------------------------------------------
    Operating Income                                  31.2           34.7           38.6         39.0
 Interest and Other Expense, Net                       7.7            7.5            7.7          5.6
----------------------------------------------------------------------------------------------------------
    Income Before Income Taxes                        23.5           27.2           30.9         33.4
 Income Tax Expense                                    8.2            9.5           10.8         11.7
----------------------------------------------------------------------------------------------------------
    Net Income                                        15.3           17.7           20.1         21.7
    Income on Common Stock                         $  13.9        $  16.8        $  19.6      $  21.7
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
 Earnings per Common Share(A)
 Income per Share                                  $  0.18        $  0.20        $  0.23      $  0.25
----------------------------------------------------------------------------------------------------------
 Primary Weighted Average Shares(B)                   86.3           87.2           87.7         87.8
----------------------------------------------------------------------------------------------------------
 Fully Diluted Weighted Average Shares(B)             86.6           87.6           87.7         87.8
----------------------------------------------------------------------------------------------------------



 (In Millions, Except Earnings per Common Share)                                       1995
----------------------------------------------------------------------------------------------------------
                                                    First         Second          Third         Fourth
----------------------------------------------------------------------------------------------------------
 Revenues                                           $144.2         $152.0         $173.0        $203.7
 Cost of Services                                     85.8           89.8          101.2         119.4
----------------------------------------------------------------------------------------------------------
     Gross Margin                                     58.4           62.2           71.8          84.3
 Selling, General and Administrative Expenses         31.5           33.7           38.9          46.0
 Depreciation and Amortization                         9.7           10.2           11.2          12.9
----------------------------------------------------------------------------------------------------------
    Operating Income                                  17.2           18.3           21.7          25.4
 Interest and Other Expense, Net                       3.4            3.7            4.5           3.8
----------------------------------------------------------------------------------------------------------
    Income Before Income Taxes                        13.8           14.6           17.2          21.6
 Income Tax Expense                                    3.3            3.5            4.1           5.5
----------------------------------------------------------------------------------------------------------
    Net Income                                        10.5           11.1           13.1          16.1
    Income on Common Stock                          $  9.0        $   9.7         $ 11.6        $ 14.8
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
 Earnings per Common Share(A)
 Income per Share                                   $ 0.13        $  0.14         $ 0.16        $ 0.19
----------------------------------------------------------------------------------------------------------
 Primary Weighted Average Shares(B)                   78.4           79.3           82.1          85.2
----------------------------------------------------------------------------------------------------------
 Fully Diluted Weighted Average Shares(B)             78.8           79.9           82.4          85.6
----------------------------------------------------------------------------------------------------------

(A) The quarterly per share amounts represent both primary and fully diluted as both calculations yield the same result.

(B) The weighted average shares include the assumed conversion of preferred stock. Income per share is calculated as net income divided by weighted average shares outstanding.