Form 10-K405/A, Exhibit 13
period 1996-12-31
LCI INTERNATIONAL INC /VA/
filed 1997-06-06
CIK 899760

                                                                    EXHIBIT 13


                 Excerpt from 1996 Annual Report to Shareowners

LCI INTERNATIONAL, INC.
Selected Consolidated Financial Data
(In Millions, Except Revenue per MOU and Earnings per Common Share)


                                                       1996          1995          1994(A)        1993(A)        1992(A)
-------------------------------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA
Revenues                                            $  1,103.0     $   672.9      $   464.0      $   341.2      $   260.5
Operating Expenses                                       959.5         590.3          413.1          320.0          267.0
Operating Income                                         143.5          82.6           50.9           21.2           (6.5)
Income (Loss) Before Extraordinary Items                  74.8          50.8            6.8           (2.6)         (41.7)
Net Income (Loss)                                         74.8          50.8            6.8          (10.9)         (41.7)
Income (Loss) on Common Stock                       $     72.0     $    45.1      $     1.0      $   (13.0)     $   (46.9)

OPERATING DATA
Minutes of Use (MOUs)                                  8,159.1       4,862.6        3,288.4        2,270.4        1,677.2
Revenue per MOU                                     $   0.1245     $  0.1236      $  0.1226      $  0.1273      $  0.1263
EBITDA(B)                                           $    207.0     $   126.6      $    87.0      $    67.6      $    50.3

BALANCE SHEET DATA
Total Assets                                        $    950.0      $  773.4      $   469.7      $   359.8      $   323.6
Long-term Debt and Capital Lease Obligations             235.8         274.7          144.8           84.3          255.9
Redeemable Preferred Stock                                  --            --             --             --            4.1
Shareowners' Equity (Deficit)                       $    430.8      $  344.8      $   201.7      $   195.3      $   (38.0)

EARNINGS PER COMMON SHARE(C)
Income (Loss) per Share
     Before Extraordinary Items                     $     0.86      $   0.62       $   0.02      $   (0.10)     $   (1.33)
Extraordinary Loss per Share                                --            --             --          (0.18)            --
----------------------------------------------------------------------------------------------------------------------------
Income (Loss) per Share                             $     0.86   $      0.62    $      0.02      $   (0.28)    $    (1.33)
----------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES(C)                                       87.3          82.1           66.7           47.2           31.4

CASH DIVIDENDS PER SHARE                                    --            --             --             --             --

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

Under the Act, a telecommunications provider can request initiation of interconnection/resale negotiations with a LEC. The Company is currently in formal negotiations with various LECs to reach local-service agreements and LCI intends to vigorously compete in the local-service market. Initially, the Company will provide local service to customers on a bundled resale basis. The Company's decision to sell unbundled services or to build local-service facilities is dependent on economic viability and favorable regulation.

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

Joseph A. Lawrence                              Jeffrey H. VonDeylen
Senior Vice President -                         Vice President
Finance and Development                         Corporate Controller
and Chief Financial Officer

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

 SHAREOWNERS' EQUITY
 Preferred Stock - Authorized 15 Shares in 1996 and 1995, Issued and
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

                Excerpt from 1996 Annual Report to Shareowners

LCI International, Inc.
CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

(In Millions)


                                        Preferred              Common
                                          Stock                 Stock
                                        ---------      -----------------------                  Retained       Total
                                        $.01 Par       Issued and     $.01 Par     Paid-in      Earnings    Shareowners'
                                          Value        Outstanding     Value       Capital     (Deficit)       Equity
-------------------------------------------------------------------------------------------------------------------------
 BALANCE AT DECEMBER 31, 1993          $   115.0           58.5        $  .6         $195.0     $(115.3)       $195.3
-------------------------------------------------------------------------------------------------------------------------
 Employee Stock Purchases and
     Exercise of Options/Warrants,
     Including Related Tax Benefit            --             .5           --            2.1          --           2.1
 STN Stock Exchange                           --             .3           --            3.0          --           3.0
 Other                                        --             --           --             .4          --            .4
 Net Income                                   --             --           --             --         6.8           6.8
 Preferred Dividends                          --             --           --             --        (5.8)         (5.8)
-------------------------------------------------------------------------------------------------------------------------

 BALANCE AT DECEMBER 31, 1994          $   115.0           59.3        $  .6         $200.5     $(114.3)       $201.8
-------------------------------------------------------------------------------------------------------------------------
 Acquisition of CTG                           --            4.6           --           93.1          --          93.1
 Employee Stock Purchases and
     Exercise of Options/Warrants,
     Including Related Tax Benefit            --             .4           --            4.8          --           4.8
 Conversion/Redemption of
     Preferred Stock                         (.5)            .1           --             .5          --            --
 Net Income                                   --             --           --             --        50.8          50.8
 Preferred Dividends                          --             --           --             --        (5.7)         (5.7)
-------------------------------------------------------------------------------------------------------------------------

 BALANCE AT DECEMBER 31, 1995          $   114.5           64.4        $  .6         $298.9     $ (69.2)       $344.8
-------------------------------------------------------------------------------------------------------------------------
 Employee Stock Purchases and
     Exercise of Options/Warrants,
     Including Related Tax Benefit            --            1.0           --           14.0          --          14.0
 Conversion/Redemption of
     Preferred Stock                      (114.5)          12.1           .2          114.3          --            --
 Net Income                                   --             --           --             --        74.8          74.8
 Preferred Dividends                          --             --           --             --        (2.8)         (2.8)
-------------------------------------------------------------------------------------------------------------------------

 BALANCE AT DECEMBER 31, 1996          $      --           77.5        $  .8         $427.2     $   2.8        $430.8
-------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

                Excerpt from 1996 Annual Report to Shareowners

LCI International, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions)

                                                                      For the Year Ended December 31,
--------------------------------------------------------------------------------------------------------------
                                                                   1996               1995             1994
--------------------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES
 Net Income                                                       $   74.8          $  50.8          $    6.8
 Adjustments to Net Income:
    Depreciation and Amortization                                     63.5             44.0              36.1
    Change in Deferred Taxes                                          36.4             (1.2)            (30.7)
    Loss Contingencies and Other Charges                                --               --              62.5
 Change in Assets/Liabilities:
    Trade Accounts Receivable                                        (43.2)           (63.1)            (29.8)
    Net Securitization Activity                                      112.0               --                --
    Accounts Payable and Facility Costs Accrued and Payable           49.0             20.9               1.4
    Other Assets/Liabilities                                          11.2              2.5              (8.2)
--------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities                   303.7             53.9              38.1
--------------------------------------------------------------------------------------------------------------


 INVESTING ACTIVITIES
 Capital Expenditures - Property, Plant and Equipment               (144.3)           (97.3)            (66.0)
 Payment for Acquisitions and Other                                 (124.6)           (66.4)             (7.9)
 Payments for STN                                                       --            (12.0)            (31.5)
--------------------------------------------------------------------------------------------------------------
         Net Cash Used in Investing Activities                      (268.9)          (175.7)           (105.4)
--------------------------------------------------------------------------------------------------------------


 FINANCING ACTIVITIES
 Net Debt (Payments) Borrowings                                      (41.3)           122.8              70.9
 Preferred Dividend Payments                                          (2.8)            (5.7)             (5.8)
 Proceeds from Employee Stock Plans and Warrants                       9.3              4.7               2.2
--------------------------------------------------------------------------------------------------------------
         Net Cash (Used in) Provided by Financing Activities         (34.8)           121.8              67.3
--------------------------------------------------------------------------------------------------------------

 Change in Cash and Cash Equivalents                                    --               --                --
--------------------------------------------------------------------------------------------------------------
 Cash and Cash Equivalents at the Beginning of the Year                 --               --                --
--------------------------------------------------------------------------------------------------------------
 Cash and Cash Equivalents at the End of the Year                 $     --          $    --          $     --
--------------------------------------------------------------------------------------------------------------

 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash Paid for Interest                                           $   26.1          $  15.1          $    8.8
--------------------------------------------------------------------------------------------------------------
 Cash Paid for Income Taxes                                       $    1.3          $   2.9          $    1.1
--------------------------------------------------------------------------------------------------------------



NON-CASH ACTIVITY:
During 1996, shareowners converted 4.6 million shares of Preferred Stock into
12.1 million shares of Common Stock. In September 1995, the Company issued 4.6 million shares of its Common Stock with a market value of approximately $93.2 million as partial consideration to purchase CTG. The reconciliation of net income to net cash provided by operating activities is net of assets purchased and liabilities assumed through the acquisition.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of current assets and liabilities approximate their fair market value because of the short-term maturity of these financial instruments. The fair market value of long-term debt is discussed further in
Note 5.

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

ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

In June 1996, the Financial Accounting Standards Board issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 125 is required for financial statements for fiscal years beginning after December 15, 1996; earlier adoption is not permitted. The Securitization Program was structured to comply with the provisions of SFAS 125, which the Company will adopt in 1997, and accordingly, the Company does not expect any significant impact to its results of operations or financial condition from adoption of this statement.

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

Total expenses for operating leases for the years ended December 31, 1996, 1995 and 1994 were $10.0 million, $6.1 million and $4.2 million, respectively. The Company is required, at a minimum, to make the following payments on capital and operating leases:

 (In Millions)                              Capital       Operating
---------------------------------------------------------------------
 1997                                        $  3.3          $ 12.9
 1998                                           3.1            13.0
 1999                                           2.6            75.3
 2000                                           2.9             9.3
 2001                                           2.9             7.4
 Thereafter                                    11.3            34.3
---------------------------------------------------------------------
 Total Minimum Lease Payments                  26.1          $152.2
 Less - Amounts Representing Interest          12.0        ----------
----------------------------------------------------
 Capital Lease Obligations                     14.1
 Less - Amounts Due Within One Year             1.2
----------------------------------------------------
 Noncurrent Portion of Capital
    Lease Obligations                        $ 12.9
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

                Excerpt from 1996 Annual Report to Shareowners

10. INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994, consisted of:

 (In Millions)                                      1996     1995        1994
----------------------------------------------------------------------------------
 Current Tax Expense:
    Federal                                        $  2.0     $   --     $   0.6
    State                                             1.2        0.5         0.4
 Deferred Tax Expense (Benefit):
    Increase in Deferred Tax Liability                4.0        1.7        15.1
    Decrease (Increase) in Deferred Tax Asset        41.4       25.9       (22.9)
   Decrease in Valuation Allowance                   (8.4)     (11.7)      (17.7)
----------------------------------------------------------------------------------
      Income Tax Expense (Benefit)                 $ 40.2     $ 16.4     $ (24.5)
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

The significant items giving rise to the deferred tax (assets) and liabilities as of December 31, 1996 and 1995, were:


(In Millions)                                  1996        1995

Deferred Tax Liabilities:

  Property, Plant and
    Equipment                                $ 39.2       $ 33.8

  Acquisition Related                          23.7         13.2

  Deferred Expenses                             2.2          4.4
-------------------------------------------------------------------
  Total Deferred Tax Liabilities               65.1         51.4
-------------------------------------------------------------------

Deferred Tax (Assets):

  Other Loss Contingencies                     (5.8)       (11.4)

  Property and Other Taxes                     (4.4)        (3.3)

  Accrued Expenses                             (1.7)         (.8)

  Acquired Assets                              (5.0)        (5.3)

  NOLs and Tax Credit
    Carryforwards                             (43.7)       (70.9)
-------------------------------------------------------------------
Total Deferred Tax (Assets)                   (60.6)       (91.7)

Valuation Allowance                             --          8.4
-------------------------------------------------------------------
  Net Deferred Tax (Assets)                   (60.6)       (83.3)
-------------------------------------------------------------------
  Net Deferred Tax Liability (Assets)        $  4.5       $(31.9)
-------------------------------------------------------------------


The Company's 1996 deferred income tax balances were included in current deferred tax assets, net $48.9 million, and in other non-current liabilities of $53.4 million. The 1995 deferred income tax balances were included in current deferred tax assets, net of $23.1 million and other assets of $8.8 million.

The effective income tax rate varies from the Federal statutory rate for the years ended December 31, 1996, 1995 and 1994, as follows:

 (In Millions)                                 1996                 1995                1994
---------------------------------------------------------------------------------------------------
 Expected Tax Expense (Benefit) at
    Federal Statutory Income Tax Rate  $  40.2      35.0%      $23.5    35.0%     $ (6.2)   (35.0)%
 Effect of:
    State Income Tax Expense               5.0       4.4         2.0     2.9         0.5      2.5
    Non-deductible Expenses                1.7       1.4         1.0     1.6         0.6      3.6
    Change in Valuation Allowance         (8.4)     (7.3)      (11.7)  (17.4)      (17.7)   (99.9)
    Other, Net                             1.7       1.5         1.6     2.3        (1.7)    (9.6)
---------------------------------------------------------------------------------------------------
    Income Tax Expense (Benefit)         $40.2      35.0%      $16.4    24.4%     $(24.5)  (138.4)%
---------------------------------------------------------------------------------------------------


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

11. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Company has filed a shelf registration statement with the Securities and Exchange Commission to register $300 million of debt and/or equity securities, for issuance on a delayed or continuous basis. Any debt securities issued may be guaranteed by certain of the Company's wholly owned subsidiaries (Guarantor Subsidiaries). Such guarantees will be full, unconditional and joint and several. Certain of the Company's subsidiaries would not provide any guarantees (Non-Guarantor Subsidiaries) primarily as a result of contractual prohibitions. The primary Non-Guarantor Subsidiary is SPC, discussed in Note 4. Separate financial statements of the Guarantor Subsidiaries have not been presented because the Company's management has determined that they would not be material. The following supplemental financial information sets forth, on an unconsolidated basis, statement of operations, balance sheet and statement of cash flow information for the parent company only (Parent Company), for the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries. The comparative statements for 1995 and 1994 have not been presented as the Non-Guarantor information is not material to the consolidated financial statements for that period. The supplemental financial information reflects the Company's investments in subsidiaries using the equity method of accounting. Certain immaterial reclassifications have been made to provide for uniform disclosure for the period presented.

                Excerpt from 1996 Annual Report to Shareowners


       11. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
                                 (CONTINUED)

          SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (In Millions)


                                               Parent                             Non-
                                               Company        Guarantor         Guarantor
                                                Only        Subsidiaries       Subsidiaries     Eliminations     Consolidated
                                              --------      ------------       ------------     ------------     ------------
 Revenues                                     $    --         $1,103.0         $     --         $       --        $  1,103.0
 Cost of Services                                  --            642.3               --                 --             642.3
                                              -------         --------         --------         ----------        ----------
 Gross Margin                                      --            460.7               --                 --             460.7
 Selling, General and
      Administrative Expenses                     0.1            253.1               .5                 --             253.7
 Depreciation and Amortization                     --             63.5               --                 --              63.5
                                              -------         --------         --------         ----------        ----------
 Operating (Loss) Income                         (0.1)           144.1              (.5)                --             143.5
 Interest and Other Expense (Income), Net        23.7              9.2             (4.4)                --              28.5
 Intercompany (Income) Expense                  (28.6)            28.6               --                 --                --
 Equity in Earnings of Subsidiaries             (71.9)              --               --               71.9                --
                                              -------         --------         --------         ----------        ----------
 Income Before Income Taxes                      76.7            106.3              3.9              (71.9)            115.0
 Income Tax Expense                               1.9             36.8              1.5                 --              40.2
                                              -------         --------         --------         ----------        ----------
 Net Income                                      74.8             69.5              2.4              (71.9)             74.8
 Preferred Dividends                              2.8               --               --                 --               2.8
                                              -------         --------         --------         ----------        ----------
 Income on Common Stock                       $  72.0         $   69.5         $    2.4         $    (71.9)       $     72.0
                                              =======         ========         ========         ==========        ==========

                           (Continued on next page.)

                Excerpt from 1996 Annual Report to Shareowners

              SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1996
                                 (In Millions)

                                                   Parent                               Non-
                                                   Company          Guarantor         Guarantor
                                                    Only           Subsidiaries      Subsidiaries      Eliminations   Consolidated
                                                   -------         ------------      ------------      ------------   ------------
                    ASSETS
                    ------
 CURRENT ASSETS:
    Trade Accounts Receivable, Net                 $      --           $   15.4            $ 69.8         $      --       $  85.2
    Current Deferred Tax Assets, Net                    19.7               29.2                --                --          48.9
    Prepaids and Other                                   4.5               11.9                --                --          16.4
    Intercompany Receivable                            370.4                 --                --            (370.4)           --
                                                   ---------           --------            ------         ---------       -------
              Total Current Assets                     394.6               56.5              69.8            (370.4)        150.5

 Property, Plant and Equipment, Net                       --              402.8                --                --         402.8
 Excess of Cost over Net Assets Acquired, Net             --              350.5                --                --         350.5
 Investment in Affiliates                              250.6                 --                --            (250.6)           --
 Other, Net                                             16.3               29.5               0.4                --          46.2
                                                   ---------           --------            ------         ---------       -------
              Total Assets                         $   661.5           $  839.3            $ 70.2         $  (621.0)      $ 950.0
                                                   =========           ========            ======         =========       =======

 LIABILITIES AND SHAREOWNERS' EQUITY
 -----------------------------------

 CURRENT LIABILITIES:
   Accounts Payable                                $      --           $   37.1            $   --         $      --       $  37.1
   Facility Costs Accrued and Payable                     --              123.0                --                --         123.0
   Intercompany Payable                                   --              363.0               7.4            (370.4)           --
   Accrued Expenses and Other                            3.6               49.7                --                --          53.3
                                                   ---------           --------            ------         ---------       -------
              Total Current Liabilities                  3.6              572.8               7.4            (370.4)        213.4

 Long-term Debt and Capital Lease
   Obligations                                         223.0               12.8                --                --         235.8
 Other Liabilities and Deferred Credits                  4.1               65.9                --                --          70.0

 SHAREOWNERS' EQUITY:
   Preferred Stock                                        --               66.4                --             (66.4)           --
   Common Stock                                          0.8                 --              12.0             (12.0)          0.8
   Paid-in Capital                                     427.2               43.2              60.5            (103.7)        427.2
   Retained (Deficit) Earnings                           2.8               78.2              (9.7)            (68.5)          2.8
                                                   ---------           --------            ------         ---------       -------
              Total Shareowners' Equity                430.8              187.8              62.8            (250.6)        430.8
                                                   ---------           --------            ------         ---------       -------

              Total Liabilities and
                      Shareowners' Equity          $   661.5           $  839.3            $ 70.2         $  (621.0)      $ 950.0
                                                   =========           ========            ======         =========       =======

(Continued on next page.)

                Excerpt from 1996 Annual Report to Shareowners

        SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1996
                                 (In Millions)


                                                    Parent                               Non-
                                                   Company          Guarantor          Guarantor
                                                     Only          Subsidiaries      Subsidiaries    Eliminations    Consolidated
                                                   -------         ------------      ------------    ------------    ------------
 OPERATING ACTIVITIES:

     Net Cash Provided by (Used in)
                  Operating Activities             $   91.7          $  272.5          $ (60.5)        $    --         $  303.7
                                                   --------          --------          -------         -------         --------
 INVESTING ACTIVITIES:
   Investment in SPC                                  (60.5)               --             60.5              --               --
   Capital Expenditures                                  --            (144.3)              --              --           (144.3)
   Payments for Acquisitions and Other                   --            (124.6)              --              --           (124.6)
                                                   --------          --------          -------         -------         --------
    Net Cash (Used in) Provided by
               Investing Activities                   (60.5)           (268.9)            60.5              --           (268.9)
                                                   --------          --------          -------         -------         --------

 FINANCING ACTIVITIES:
   Net Debt Payments                                  (37.7)             (3.6)              --              --            (41.3)
   Preferred Dividend Payments                         (2.8)               --               --              --             (2.8)
   Proceeds from Employee Stock
        Plans and Warrants                              9.3                --               --              --              9.3
                                                   --------          --------          -------         -------         --------

    Net Cash (Used in)
              Financing Activities                    (31.2)             (3.6)              --              --            (34.8)
                                                   --------          --------          -------         -------         --------

    Change in Cash and
              Cash Equivalents                           --                --               --              --               --
                                                   --------          --------          -------         -------         --------

 Cash and Cash Equivalents at the
      Beginning of the Year                              --                --               --              --               --
                                                   --------          --------          -------         -------         --------

 Cash and Cash Equivalents at the
      End of the Year                              $     --          $     --          $    --         $    --         $     --
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